UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Donald H. Kronenberg
Senior Securities Counsel
Office of Corporate Counsel
Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028

Re: Storage Technology Corporation
Incoming letter dated January 23, 2002

Dear Mr. Kronenberg:

This is in response to your letter dated January 23, 2002 concerning the shareholder proposal submitted to StorageTek by Kent and Alysia Krueger. We also have received a letter from the proponents dated February 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Kent and Alysia Krueger
4436 East Le-Marche Avenue
Phoenix, AZ 85032

Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028

303 673.3128 phone
303 673.4151 fax

Office of Corporate Counsel

STORAGETEK

January 23, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Exclusion of Stockholder Proposal by Kent and Alysia Krueger

Dear Ladies and Gentlemen:

Storage Technology Corporation, a Delaware corporation (the "Company"), has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), and, as such, is subject to Section 14(a) of the Act and the rules and regulations promulgated thereunder relating to, inter alia, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 23, 2002 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Kent and Alysia Krueger (the "Proponents"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) and (j) of the Proxy Rules, for the reason set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about April 15, 2002. This letter setting forth the Company's reason for excluding the Proposal is being filed with the SEC no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the SEC.

REQUEST FOR NO-ACTION LETTER

The Company respectfully requests that the staff of the Division of Corporation Finance ("Staff") of the SEC confirms that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the Company's Proxy Materials. Please find enclosed six copies of this letter, including all documents incorporated herein by reference or otherwise referred to herein and the Proposal and the Supporting Statement (the "Exhibits"). The Company is simultaneously notifying the Proponents of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials by sending the Proponents a copy of this letter, including all Exhibits.

In addition, please find enclosed an additional copy of this letter, including all Exhibits, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company's Board of Directors "adopt [sic] a resolution *amending that part of Article III Section #2 of StorageTek's By-laws to require* management to include each candidates [sic] name nominated by a stockholder in their Proxy Statement and Voting ballot." The Proposal provides that the number of stockholder nominees shall not exceed the number of director positions to be filled, along with a mechanism for determining which stockholder nominees shall be included if more are proposed by stockholders.

SUMMARY ARGUMENT

The Company believes that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(8) as relating to an election for membership on its board of directors. The Proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors.

DETAILED ANALYSIS

The Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(8), which provides a company with a means to exclude stockholder proposals that relate to an election to office. The Proposal contemplates a procedure that may result in the contested election of directors, because it would require the Company to include in its proxy materials stockholder nominees, even if such nominees are not supported by the Company's board of directors. The Proponents intend to circumvent, through the stockholder proposal process, conducting a Rule 14(a)-12(c) proxy contest, as made clear by their assertion that "at the present time the only way that the name of an individual nominated as a candidate by a stockholder can be submitted for voting by the stockholders is for the candidate/stockholder to print up a separate proxy statement/voting ballot and send the material to all of the stockholders."

The Proposal is similar to a stockholder proposal (the "Prior Proposal") that the Company excluded from its 1998 proxy statement. The Prior Proposal recommended that "the board take the necessary steps to amend the Company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the Company's shares."

In Storage Technology Corporation (March 11, 1998)(attached as Exhibit 2), the Staff indicated that it would not recommend enforcement action if the Company excluded the Prior Proposal in reliance upon Rule 14a-8(c)(8), the predecessor to Rule 14a-8(i)(8). The Staff stated that the Prior Proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under [then-existing] rule 14a-11." Although Rule 14a-11 regulating proxy contests has been rescinded, the underlying rationale for excluding the Prior Proposal and the Proposal has not changed.

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In General Motors Corporation (March 22, 2001)(attached as Exhibit 3) , Staff granted a no-action letter request to exclude a proposal that would have required the registrant to publish the names of all nominees for director in its proxy statement. The Staff again based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

See also The Black & Decker Co., (January 18, 2000)(attached as Exhibit 4) and Newmont Mining Corp., (January 18, 2000)(attached as Exhibit 5) (both concurring in the exclusion of proposals that nominees by stockholders who owned a combined minimum of three percent of the company's common stock be presented in the company's proxy materials).

CONCLUSION

Based upon the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials and the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at 303.673.7919 or e-mail me at donald_kronenberg@storagetek.com. Thank you.

Yours truly,

Donald H. Kronenberg

Donald H. Kronenberg, Esq.
Senior Securities Counsel

Encl.
cc: Kent and Alysia Krueger (w/exhibits)

STOCKHOLDER PROPOSAL

"It is hereby requested that the Board of Directors adopt a resolution amending that part of Article III Section #2 of StorageTek's By-laws to require management to include each candidates name nominated by a stockholder in their Proxy Statement and Voting ballot.

The maximum number of candidates nominated by the stockholders to be included in the Proxy Statement and voting ballot shall not exceed the total number of Board vacancies to be filled. If the number of stockholder nominated candidates exceeds this limit then those candidates nominated by the largest holders of StorageTek stock and equal to the number of vacancies will then have their names included in StorageTek's Proxy Statement and Voting Ballot as candidates for the Board of Directors.

The stockholders will then have the opportunity to vote for candidates other than those nominated by the Board of Directors Nominating Committee.

SUPPORTING STATEMENT

Black's Law Dictionary, Fifth edition, defines the word "ELECTION" as follows:

"The act of choosing or selecting one or more from a greater number of persons, things courses, or rights. The choice of an alternative."

StorageTek's Board of Directors Nominating Committee provides the stockholders with a single slate of candidates equal to the number of vacancies on the Board. On page #11 of the 2001 Proxy Statement it states:

> "The eight persons who receive the highest number of "FOR" votes will be elected as the Company's Directors. Directors are elected by a plurality of the Votes Cast….."

The number of candidates nominate [sic] by the Committee at the 2001 Annual Meeting was eight. To add insult to injury management further titled Proposal #1 for stockholder voting as follows:

"ELECTION OF DIRECTORS"

Since the Nominating Committee provides one candidate for each vacant position the "ELECTION OF DIRECTORS IS A FARCE". A vote by a single stockholder who owns one share of stock would provide each candidate with a plurality of one and would result in the election of the entire unopposed slate of candidates.

The stockholders subsequent voting cannot change the final out come, for the only voting choices that the stockholders have are:

1) Vote for all candidates nominated;
2) With hold vote for all candidates;
3) With hold vote for specific candidates;

This is clearly not an election as defined by Black's Law Dictionary for there is no choice of candidates.

The implementation of this stockholder proposal would remove managements [sic] domination and control of StorageTek and return it back to the stockholders for the following reasons:

1) It will give each and every stockholder a choice in the selection of each candidate for Board Membership

2) It will then make the vote of the stockholders dispositive in the determination of who will be elected to the Board of Directors as opposed to being meaningless;

At the present time the only way that the name of an individual nominated as a candidate by a stockholder can be submitted for voting by the stockholders is for the candidate/stockholder to print up a separate proxy statement/voting ballot and send the material to all of the stockholders. This would cost over $100,000.00.

YOUR VOTE FOR THIS PROPOSAL WILL RETURN OWNERSHIP AND CONTROL OF STORAGETEK BACK TO THE STOCKHOLDERS.

1998 SEC No-Act. LEXIS 387

Securities Exchange Act of 1934 -- Rules 14a-8(c)(8), 14a-8(a)(4)

March 11, 1998

CORE TERMS: stockholder, candidate, election, proxy, shareholder, proxy statement, stock, board of directors, nominated, voting, staff, nominee, proponent, nomination, annual meeting, cumulative voting, no-action, omission, recommend, elected, by-laws, false and misleading, omit, ballot, dissatisfied, nominate, SEC Rule, personal interest, per share, enforcement action

[*1] Storage Technology Corp.

TOTAL NUMBER OF LETTERS:
4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Storage Technology Corp. (the "Company")
Incoming letter dated January 13, 1998

The first proposal recommends that the board take the necessary steps to amend the Company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the Company's shares. The second proposal recommends that the board take the necessary steps to adopt cumulative voting.

There appears to be some basis for your view that the first proposal may be omitted under rule 14a-8(c)(8). It appears that the first proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11. Accordingly, the Division will not recommend enforcement action to the Commission if the Company excludes the first proposal from its proxy materials in reliance upon rule [*2] 14a-8(c)(8). It is unnecessary to address the alternative bases for excluding the first proposal that the Company identifies.

There also appears to be some basis for your view that the second proposal may be omitted from the Company's proxy materials under rule 14a-8(a)(4), which limits each proponent to one proposal per company in connection with a given annual meeting. We note in particular that Mr. Licht initially submitted to the Company both the first and second proposals, that the second proposal was submitted shortly after the Company asked Mr. Licht to reduce his proposals to one, and that the supporting statement of the second proposal appears to link that proposal to the first proposal. Accordingly, it is our view that the Company may rely on rule 14a-8(a)(4) as a basis for excluding the second proposal from its proxy materials. It is unnecessary to address the alternative bases for excluding the second proposal that the Company identifies.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

INQUIRY-1: KENT & ALYSIA KRUEGER

4436 EAST LE MARCHE AVENUE

PHOENIX, ARIZONA 85032-4278

(602) 971-1494

January 28, 1997

Office of Chief Counsel
Division of corporate Finance
Securities and Exchange commission
450 Fifth [*3] Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

KENT & ALYSIA KRUEGERS OBJECTION TO

STORAGE TECHNOLOGY'S

OMISSION OF THEIR STOCKHOLDER PROPOSAL

FOR THE 1988 STOCKHOLDER MEETING

On November 12, 1997 we, Kent & Alysia Krueger (the "Kruegers") submitted to Storage Technology in accordance with the instructions contained in Storage Technology 1997 Proxy Statement a stockholder proposal. It is our understanding that we have met all of the requirements of SEC Rule 14a-8. Our stockholder proposal relates to the method used by Storage Technology to elect its board of directors. Specifically to permit the use of cumulative voting beginning at the 1999 stockholder meeting. Our stockholder proposal is a follows:

"This stockholder proposal request/recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after.

In order to facilitate a change in the membership of the Board of Directors (the "Board") by dissatisfied stockholders the provision of Article II [*4] Section 8 of Storage technology Corporation By-laws shall be amended so as to permit "CUMULATIVE VOTING" regarding the election of Board members."

On January 13, 1998 Ms Lizebeth J. Stenmark, Senior Counsel, for Storage Technology sent a letter to the SEC informing the SEC that Storage Technology has decided to exclude our proposal along with a stockholder proposal submitted by Dr. Seymour Licht who was attempting to change the method how the candidates for the Board were nominated. Storage Technology was also requesting that the SEC not issue an enforcement letter regarding their decision.

Enclosed you will find the original plus six (6) copies of our objection to Storage Technology request for a "No-action Letter" along with a seventh (7th) copy to be stamped and returned to us in the enclosed stamped addressed envelope.

KRUEGERS OBJECTION TO STORAGE TECHNOLOGY

ACTION

It is no deep military secret that we are associated with Dr. Seymour Licht. Our association has been a long term relationship that has been both business and social in nature. Specifically we are general partners in "See More Light Investments" for the past 23 years. During this time period Dr Licht has been [*5] the Senior Partner. Further more See More Light Investments has owned and still does own a significant amount of Storage Technology stock. We also are registered owners of 27 shares of Storage Technology stock and have owned these shares since Storage Technology emerged from bankruptcy in the 1980s. what we would like to know if the Staff should deny Storage Technology's request for a No-action letter will Storage Technology then conduct a background investigation to determine what is our political party affiliation or if either of us are or were communist and then based upon this new information request the staff to issue a No-action Letter?

It is also no secret that Dr. Licht informed us about his recently submitted stockholder proposal and the fact that he had to delete the part of his proposal that would permit cumulative voting. It was our decision and our decision alone to submit a separate stockholder proposal to have the voting procedure for board membership changed so as to permit cumulative voting.

The stockholders of Storage Technology have a basic right to decide the voting procedures that are used to elect the Board of Directors. For the Staff to agree with Storage [*6] Technology and allow them to exclude our stockholder proposal would be an action that would truly make

"Justice Cry".

Lastly we object to Storage Technology holding us responsibility for any previous actions taken by Dr. Licht and citing these actions as reasons for the Staff to issue a "No-action Letter". In response to Storage Technology's claim that our stockholder proposal contains false and misleading information we would like to know how dose Storage Technology classify them citing Dr. Licht's previous actions for justification to exclude our stockholder proposal. It is obvious that it is Storage Technology's purpose to mislead the SEC Staff for the purpose of having them not issue "Enforcement letter" by attempting to hold us responsible for any of Dr. Licht's actions. In support of this argument it is to be noted that Storage Technology's objection to our stockholder proposal is four (4) pages long and mentions Dr. Licht's name twenty-one (21) times.

STORAGE TECHNOLOGY REASONS TO OMIT THE

KRUEGERS STOCKHOLDER PROPOSAL

Storage Technology claims that our proposal should be omitted from its 1998 Proxy Statement for the following reasons:

1) Our proposal is a re-submission of [*7] one of Licht's two original proposals;

2) Our proposal contains false and misleading information;

3) Our proposal relates to the election of an officer;

4) Our proposal is designed to benefit only our own personal interest and ego.

OUR RESPONSE TO EACH OF STORAGE TECHNOLOGY'S

REASONS FOR EXCLUSION OF OUR

STOCKHOLDER PROPOSAL

1) STORAGE TECHNOLOGY CLAIMS THAT OUR PROPOSAL IS A RE-SUBMISSION OF LICHT'S TWO ORIGINAL PROPOSALS

Storage Technology claims that since our proposal is similar to Dr. Licht's initial stockholder proposal that they can exclude our proposal based upon Rule 14a-8(a)(4). We have read said rule which states:

> "The proponent can submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy material for a meeting of securities holders."

FACT! WE ARE ONLY FILING A SINGLE STOCKHOLDER PROPOSAL

We have not been able to find any reference in Rule 14a-8(a)(4) or any other part of Rule 14a-8 that prohibits a qualified stockholder from submitting a proposal because of his association with an other stockholder. We further have not been able to find any restriction that prevents two individual [*8] stockholders who are acquainted from submitting separate proposals.

On page #7 of Storage Technology's letter they distorted a statement previously made by Dr. Licht:

> "Storage Technology, March 8, 1994. By Licht's own statements, Licht concedes that he as the general partner of SML Investments, controls the disposition of Krueger's stock. The Kruegers should be considered the alter ego of Licht and, as such, Licht's attempt to circumvent the single submission requirement should be rejected."

First of all Dr. Licht is the Senior Partner of See More Light Investments ("SML"). Secondly in accordance with our Partnership Agreement Dr. Licht as the Senior Partner of SML Investments is responsible for making all investment decisions. Consequently Dr. Licht only controls securities held by See More Light Investments and obviously those that he personally owns. Dr Licht has no control over any securities that we buy/ own and the 27 shares of Storage Technology stock that we own and is register in both of our names and has been that way since Storage Technology emerged from bankruptcy.

Lastly Storage Technology argues that because the Kruegers previously nominated Dr. Licht as [*9] a Board candidate in February 1997 that this is evidence of the domination and control that Dr. Licht exert over us. This could not be further from the truth. The reason we nominated Dr. Licht as a candidate for Board membership was because Storage Technology stock had not significantly improved in price over the past ten (10) years. It was our opinion that he would have made a good board member and lead Storage Technology on to the right path for improved shareholder value. His performance as the Senior Partner of SML has been fantastic. His decision to hold Storage Technology common stock as opposed to selling when Storage Technology emerged from bankruptcy was the only bad investment decision he has made.

2) STORAGE TECHNOLOGY'S CLAIMS THAT THE
KRUEGER'S PROPOSAL CONTAINS
FALSE AND MISLEADING INFORMATION

Storage Technology claims that our "Supporting Statement" contains false and misleading formation. Specifically Storage Technology claims that the following statements contained in our supporting statement are patently false;

> a)" It is untrue that, absent a change in voting procedure, all current directors are assured of reelection."

The true facts which are known to [*10] Storage Technology clearly contradicts this argument.

We have reviewed the Storage Technology's proxy statements for the past eight years and the only candidates nominated to the Board were those nominated by the present board. Further more most of the candidates were previous members and in the event that a board member refused to run the replacement candidate was Board selected. In no case was a candidate name listed in the company's Proxy Statement who was not nominated by the Board.

b) "The Statement that the Company's voting procedure is "Identical to the Process Used in Russia", is not true, but offensive."

It is our understanding that in Russia the only candidates names that are on the voting ballots are those nominated by the Communist party. There has never been a contested election in Russia consequently the Communist Party is guaranteed to remain in power. Likewise in Storage Technology there also has never been a contested election for a Board seat. Only those candidates nominated by the present board have ever had their names on the voting ballots that were sent to all stockholder and consequently elected.

c) "The Kruegers prediction that unless a change in [*11] management takes place shareholder value will not rise until ten years from now."

You would think that with a staff of lawyers that Storage Technology has the least Storage Technology could do is quote from a stockholder letter correctly. It is obvious that Storage Technology can not even copy a written statement without distorting it. This quotation is clearly incorrect. What we stated in our supporting statement is:

"It is to be remembered that when StorageTek emerged from bankruptcy in 1987 its stock was $ 46.625 per share (adjusting for the one for ten reverse split). At the present time, ten years later, StorageTek's stock is $ 60.50 per share which represents a gain of$ 14.25 per share or 30% increase in share holder value. Unless there is a change in management it will take another ten years to obtain another 30% increase in shareholder value". (Emphases added)

We further supported this statement with the following facts:

During the past ten years the Dow Jones Industrial in January of 1988 was at approximately 1800 and today ten years later, the Dow Jones Industrials is at approximately 7500. It does not take a rocket scientist or an engineer with a PHD to [*12] determine that the Dow Jones Industrials increased approximately 5800 which is more than a 300% increase. It took Storage Technology 10 years for its stock price to increase 30% in value while the Dow Jones increased over 300% in the same period of time. It is only logical unless there is a change in management it will take another 10 years for Storage Technology stock to increase another 30% in value assuming that the Dow Jones also increases another 300% or reach 22,500. This statement in our Supporting Statement is clearly identified as our opinion and not a prediction.

The final point that Storage Technology raised on the bottom of page #7 of their letter in support of their claim that our proposal should be excluded because it contains "False and Misleading Information" is:

> "Third, the Licht Proposal and the Krueger Proposal, as well as the correspondence from the Kruegers and Licht dated February 23, 1997, respectively, appear to have been written and printed on the same computer.

We have discussed this claim made by Storage Technology with Dr. Licht who has a PHD in engineering, has worked as a engineer for the past 40 years and taught engineering at various colleges [*13] for approximately 30 years. In response Licht asks the question:

> "Does Storage Technology have any idea how many IBM and IBM comparable computer along with how many Hewlett Packard and Hewlett Packard compatible printers have been sold?"

Is it Storage Technology's position that each and every computer and printer has a unique identifiable characteristics similar to a finger print. It is to be noted that a computer/ printer combination is NOT like the old mechanical typewriter that is unique to itself. Licht is completely unaware of how Storage Technology can by comparing two printed documents determine if they were printed by the same computer and printer combination. If Storage Technology has this capability which Licht and all of the other engineers that Licht associates with truly doubt, they have truly made a significant break through in the computer security technology and should patent the technology immediately. It is our opinion that this statement must have been made by the same person who said that Storage Technology will make $ 50,000,000.00 in 1991 from the Iceberg Project and we know how true that statement was.

3) STORAGE TECHNOLOGY CLAIMS THAT THE KRUEGER [*14] PROPOSAL RELATES TO THE ELECTION TO OFFICE

It is clear to any individual that would read our Stockholder Proposal that it relates to the method that stockholder would vote and not the election of any individual, be it an officer or director. Our proposal would require Storage Technology's Board of Directors to modify the last sentence of Article II Section 8 of Storage Technology's By-laws which states:

"Cumulative voting for any purpose shall not be allowed." to "Cumulative voting for Board of Director Members will be permitted."

4) STORAGE TECHNOLOGY CLAIMS THAT THE KRUEGER PROPOSAL IS DESIGNED TO FURTHER A PERSONAL ISSUE.

We could not agree more with Storage Technology statement that the reason that we filed this proposal was to further a personal gain. The personal gain is to improve shareholder value of Storage Technology which will not only improve the value of our shares but it will improve the value of all stockholder's shares of Storage Technology.

THE ADVANTAGE OF CUMULATIVE

VOTING FOR BOARD OF DIRECTOR ELECTIONS

If cumulative voting were permitted the number of votes that each shareholder will be entitled to vote would be determined by multiplying the number of [*15] shares of common stock owned as of the record date by the number of Directors to be elected, any shareholder may cumulate his or her voted by casting then all in person or by proxy for any one nominee, or by distributing them among two or more nominees.

The most significant advantage to having cumulative voting is that it would enable a minority of dissident stockholder the ability to elect one or two members to the Board. These Board members would then be sympathetic to the minorities views and provide a limited representation of the minority stockholders views. At the present time only individuals that have been nominated by the present Board are elected. Any stockholder who is dissatisfied with present management other than abstaining from voting has no voice in the management of the company. Consequently the "Loyal Opposition" is clearly disenfranchised regarding the management of the company.

Storage Technology's Board will use any reason they can to hold on to a job that most of them could not win in an election with other qualified candidates opposing them. That is the reason why Storage Technology is violently opposed to both Licht's proposal to include the names of any candidate [*16] properly nominated by at least three stockholders and further to include our stockholder proposals and to permit cumulative voting for board members.

CONCLUSION

It is obvious that Storage Technology's legal counsel have not been able to present to the Staff any valid reason why our stockholder proposal to allow cumulative voting in elections for Board of Directors members should not be presented to the stockholders to vote upon. Consequently Storage Technology has resorted to the use of the "BIG LIE" that was used during the Nazis control of Germany. The basis of the "BIG LIE" is if something is clearly false is repeated enough times people will believe that it must be true regardless of the fact that the statement is false. That is the reason why Storage Technology has related our proposal to Dr. Licht's proposal and his previous activities. Storage Technology has cited Licht's name twenty-one (21) times in the four (4) pages of their letter to the Staff relating to our proposal. In summary we state again that Dr. Licht bad absolutely nothing to do with our decision to submit the stockholder proposal. That decision was ours and ours alone and was based upon our dissatisfaction of [*17] the lack in increase in stockholder value of our Storage Technology stock..

It is to be noted that Storage Technology has failed to produce any authority, citing of a previous ruling that the SEC made in another stockholder proposal, relating to the permitting of cumulative voting which was excluded by the Staff from the Corporation Proxy Material. We do not have at our disposal the ability to search all of the SEC's previous ruling and it is possible that the Staff has previously ruled on other stockholder proposals that were in favor of cumulative voting and for obvious reasons Storage Technology has not included it in their opposition papers.

To deny the stockholders of Storage Technology the opportunity to vote on this proposal would clearly be a violation of the basis democratic process.

KENT KRUEGER

ALYSIA KRUEGER

INQUIRY-2:

DR. SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(602) 948-1730

January 17, 1998

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Subject: Dr. Seymour Licht's "Opposition to Storage Technology's [*18] Omission of His Stockholder Proposal for Storage Technology's 1998 Annual Meeting

Reference: a) Dr. Seymour Licht's 2nd Amended Stockholder Proposal for Storage Technology 1998 Annual Meeting, dated January 10, 1998
b) Storage Technology "Omission of Stockholder Proposals" Jan. 13, 1998

Storage Technology Corporation ("StorageTek") has requested in the Reference (b) letter that my Stockholder Proposal for the forth coming 1998 Annual Meeting, Reference (a), should be excluded under Rule 14a-8(c)(3), 14a-9, 14a-8(c)(4) and 14a-8(c)(8) and that the SEC agree and will not recommend any enforcement action.

Dr. Seymour Licht ("Licht") request that StorageTek's application be denied. Enclosed are six (6) copies of my Response/ Objection to StorageTek's "Request for a No-Action Letter".

Granting StorageTek's request for a No-action Letter would deny Licht, a registered stockholder of 413 shares of StorageTek stock since StorageTek emerged from Bankruptcy in August of 1987 of his basic stockholder right to file a stockholder proposal.

StorageTek in support of their request for a "No-action Letter" has provided the following reasons to the SEC:

1) That Licht's present Stockholder [*19] Proposal relates to the election to office and hence violates SEC Rule 14a-8(c)(8);

2) That Licht's Stockholder Proposal is False and Misleading in violation of Rule 14(a)-9, and Rule 14a-8(c)(3);

3) That Licht's Stockholder Proposal is designed to further a Personal interest and hence is in violation of SEC Rule 14a-8(c)(4):

StorageTek provided the Staff with no legal authority to support their allegations that Licht's proposal relating to the nomination of a director should be excluded from their Proxy Statement. StorageTek argues that the submission of previous stockholder proposals by Licht disqualifies Licht from presenting the subject "Stockholder Proposal".

PREVIOUS STAFF RULINGS ON IDENTICAL STOCKHOLDER

PROPOSALS

There are four (4) rulings that the SEC Staff has previously made relating to identical stockholder proposals all required that the procedures to nominate candidates for the Board of Directors. To require that the names of candidates nominated by stockholders are to be included in the company's proxy statement along with the names of candidates nominated by management's present board of directors.

1. SEC RULING SUPPORTING THE INCLUSION [*20] OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

Union Oil Company of California February 24, 1983

Ms McKee's, a stockholder, of Union Oil Company of California ("Union Oil"), on February 13, 1983 presented a stockholder proposal to management almost identical to Licht's present proposal and is cited below:

WHEREAS, the best interests of the Union Oil Company of California dictate selection of the most qualified Directors available, and

WHEREAS, all shareholders whose interests are affected by the policies initiated and/or adopted by the Board of directors are keenly concerned in securing the most qualified Directors, and

WHEREAS, it would be in the best interest of all shareholders that the proposed method be adopted,

THEREFORE, BE IT RESOLVED, that Section II, Article 7 of the Bylaws of Union Oil

Company of California be amended to read as follows:

"Section 7. Voting and Nominations:

> "Also, a nominee or nominees for Director may be presented for election by any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock. The names of the nominees presented in this manner on or prior to the deadline set for shareholders Resolutions shall [*21] be included on the proxy statement and information about such nominee or nominees shall be included in the Notice of Annual Meeting to shareholders in the same manner as any, and all other nominee presented for election"... (Emphases added)

Union Oil claimed that the proposal was excludable from its proxy material under paragraph (c)(3), (c)(8) and (c)(10) of rule 14a-8 which are the exact same arguments presented by StorageTek to have Licht's proposal omitted from their Proxy Statement. The SEC Staff on February 24, 1983 refused to issue a "No-action Letter" and stated the following:

> The Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(3), which allows the omission of a proposal that is contrary to any Commission's proxy rules. It is your opinion that the proposal is inconsistent with Rule 14a-11 and therefore it may properly be omitted from management's proxy material. It appears to the staff that the proposal relates to the selection in subsequent pears of nominees for election to the board of directors and not to the solicitation in opposition to management's nominees. Accordingly, we do not believe that management [*22] may rely on Rule 14a-8(c)(3) as a basis for omitting this proposal.
>
> In addition this Division does not concur in your opinion that the proposal may be omitted under Rule 14a-8(c)(8). The provision provides for the omission of a proposal that relates to an election to office. In our view this proposal does not relate to the election of directors at a particular meeting, but rather to the procedure to be followed. To select nominees in general. Accordantly, we do not believe that the management may rely on Rule 14a-8(c)(8) as a basis for omitting the proposal.
>
> This Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(10). In this regard it does not appear that the Company's existing nominating procedures are those requested by the proposal. Accordingly, we do not believe that management may rely on Rule 14a-8(c)(100 for omission of the proposal.

2. SEC RULING OPPOSING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

UNOCAL CORPORATION, February 6, 1990

Ms Herrtha McKee, the same stockholder who submitted the above described stockholder proposal resubmitted the exact same proposal to Union Oil Company of California [*23] ("Union Oil"), on November 8, 1989 which states:

WHEREAS, the best interests of the Union Oil Company of California dictate selection of the most qualified Directors available, and

WHEREAS, all shareholders whose interests are affected by the policies initiated and/or adopted by the Board of directors are keenly concerned in securing the most qualified Directors, and

WHEREAS, it would be in the best interest of all shareholders that the proposed method be adopted,

THEREFORE, BE IT RESOLVED, that the Bylaws of Union Oil Company of California be amended to read as follows:

"Section 7. Voting and Nominations:

"that, a nominee or nominees for Director may be presented for election by any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock. The names of the nominees presented in this manner on or prior to the deadline set for shareholders Resolutions shall be included on the proxy statement and information about such nominee or nominees shall be included in the Notice of Annual Meeting to shareholders in the same manner as any and all other nominee presented for election"... (Emphases added)

The SEC Staff on February 6, 1990 reversed [*24] its previous ruling and refused to issue an "Enforcement Letter" and stated:

"It appears that this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections to the board which is a matter more appropriately addressed under Rule 14a-11. Accordingly, this Division will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's proxy materials."

3. SEC RULING OPPOSING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

AMOCO CORPORATION February 14 1990

Mr. Kurt H. Wolff, a Stockholder of Amoco Corporation, on November 23, 1989 sent the following stockholder proposal identical to Licht's present proposal to management:

"Resolve that the Board of Directors take what ever steps are necessary to provide that, effective with the 1991 annual meeting, in the event a shareholder or group of share holders representing more than $ 10,000.00 in market value of shares nominates a candidate for a position on the board of directors and secures that candidate's consent to be so nominated, that candidate's name and accompanying [*25] biographical data shall appear in the corporate proxy statement, and that candidate's name shall appear on the corporate ballot sent to shareholders, in the same manner as if the candidate had been nominated by the nominating committee."

The Staff on February 14, 1990 again did not recommend enforcement action based upon the following determination:

"In so far as it seeks to implement a common ballot procedure, it appears that this proposal, rather than establishing procedures for nomination or qualification generally would establish a procedure that may result in contested elections to the board which is more appropriately addressed under rule 14a-11. Accordingly, this division will not recommend enforcement action to the commission if the company excludes the proposal from its proxy materials."

4. SEC RULING SUPPORTING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

PINNACLE WEST CAPITAL CORPORATION; March 26, 1993

Frank C. Gaber III a stockholder of Pinnacle West Corporation on November 7, 1992 submitted a stockholder proposal that is identical to Licht's present proposal. The objections filed by Pinnacle West Capital Corporation were indistinguishable [*26] to StorageTek's objections to Licht's proposal. If our system of laws is to have any meaning and the principle of equal justice for all is to prevail the staff must deny StorageTek's request for a No-action letter and require Storagetek to include Licht's proposal in their 1998 proxy materials that will be sent to all know shareholders. Mr. Frank C, Gaber III states:

The shareholders of Pinnacle West Capital Corporation request that the board of directors ensure that all qualified, nominated candidates for the board of directors have their name placed on the proxy to be voted on by the shareholders of the corporation. In addition, the shareholders further request that the bylaws of the Corporation be amended to guarantee any qualified, nominated candidate(s) inclusion on the proxy statement."

On March 26, 1993 the SEC Staff again reversed its ruling and denied Pinnacle West's request for a No-action Letter stating:

"The Division is unable to concur in your view that the proposal and supporting statement are false and misleading within the meaning of Rule 14a-9. Accordingly, we do not believe that the proposal may be omitted under Rule 14a-8(c)(3).

The division [*27] is unable to conclude that the proposal may be excluded under rule 14a-8(c)(8). In the staff's view, the proposal will involve the procedures for nominating candidates, under the circumstances, we do not believe that rule 14a-8(c)(8 may be relied on as a basis to omit the proposal from the Company's proxy materials." (Emphases added)

Since the SEC Staff has reversed it ruling twice on the same question it is assumed that the most recent ruling made by Ms Amy Bowerman on March 26, 1993 relating to Mr Gaber proposal submitted to Pinnacle West Capital Corporation denying management's request for a "No-action Letter" is the controlling case and hence for the exact same reasons the SEC should deny

StorageTek's request to exclude Licht's stockholder proposal to be included in the proxy material.

If the staff believes that Licht's supporting statement contains any questionable statements Licht would have no objection to either modify it accordingly or remove said statement.

LICHT'S OTHER BUSINESS AND PROFESSIONAL ASSOCIATIONS

StorageTek further argues that Licht's other business and professional activities prohibits Licht a stockholder of StorageTek from presenting his Stockholder [*28] Proposal to the stockholders of StorageTek for voting at the 1998 Annual meeting. Licht is a registered professional engineer in New York and Arizona. Licht further holds the following College Degrees:

1) BA, in Chemistry & Mathematics

2) BEE In Electrical Engineering

3) MS in Educational Administration

4) PHD in Electrical Engineering

It is Licht's opinion that none of the above is a valid reason to disqualify Licht from exercising his right as a stockholder from submitting a stockholder proposal.

Licht is also the Senior Partner of "See More Light Investments" (the "Partnership"), a partnership that invests in debt securities in distressed companies. Licht has been the Senior Partner since 1975. Two of the general partners of See More Light Investments are Kent and Alysia Krueger (the "Kruegers"). Licht, the partnership and the Kruegers own the following StorageTek Common Stock individually all of which has been owned since StorageTek emerged from Bankruptcy in 1987.

1) Seymour & Elaine Licht 413 shares; certificate serial number 51685 dated 8/17/1992

2) See More Light Investments 22,540 shares; held in street name

3) Kent & Alysia Krueger 27 shares certificate serial [*29] number ST60273 dated 11/17/93

BACKGROUND OF LICHT'S PRESENT STOCKHOLDER

PROPOSAL

Licht has submitted the subject stockholder proposal based upon his and his wife's joint ownership of 413 shares of StorageTek stock. Kent and Alysia Krueger although both General

Partners of See More Light investments have submitted their own stockholder proposal based upon their ownership of 27 shares of StorageTek Stock that has a present market value of $ 1,674.00 and is in excess of the $ 1,000.00 market value requirement specified in Rule 14a-(8)(a)(1). The Kruegers" are over 21 years of age and the fact that they also live in Arizona where Licht lives and have a business relationship with Licht does not disqualify either Licht or the Krueger from submitting their own individual stockholder proposals.

In StorageTek's description of the previous stockholder proposals that Licht has submitted they conveniently and intentionally left out the fact that Licht's stockholder proposal for the 1997 stockholder meeting required that all outside directors must own a minimum of 2,000 shares of StorageTek stock for as long as they maintain their position as a director of StorageTek. On January 14, 1997 [*30] StorageTek requested the SEC to issue a No-action letter regarding their decision to omit Licht's proposal on the following grounds:

1) The Proposal was Contrary to the Commissions Rules;

2) The Proposal relates to the election of officers;

3) The Proposal Could Require the Company to Violate Federal Law;

4) The Proposal is Not a Proper Matter for Shareholder Action Under Delaware Law;

5) The Proposal is Beyond the Company's Power to Effectuate;

6) The Proposal is Counter to a Proposal to be submitted by the Company.

On February 26, 1997 the SEC issued a Letter Ruling that denied StorageTek's request for a No-action letter assuming that Licht would modify his proposal in accordance with specific SEC recommendations, see copy of Sec Letter attached.

On February 27, 1997 StorageTek sent a letter to the SEC requesting reconsideration of its February 26, 1997 ruling that StorageTek may NOT exclude from StorageTek's proxy material Licht's stockholder proposal provided that he submits appropriate and timely response. StorageTek's request was denied by the staff on March 3, 1997 (see copy of letter attached).

It is to be noted that StorageTek has again presented almost identical [*31] reasons to support their omission of Licht's proposal. It is Licht's opinion that the SEC previous rejection of StorageTek's request for No-action letter applies equally well to Licht's present stockholder proposal.

LICHT'S RESPONSE TO EACH OF STORAGE

TECHNOLOGY'S ALLEGATIONS

1. StorageTek Claimed that Licht's previous stockholder proposals disqualifies him from filing any new stockholder proposals:

a) Requiring Officers and Directors to degorge themselves of profits made when they sold StorageTek stock based upon inside information

b) Requiring StorageTek to disclose the severance package that its CEO Ryal Poppa will received upon his resignation;

c) Require Ryal Poppa (CEO) to leave StorageTek immediately as opposed to waiting until the end of the year for his resignation to become effective, due to a conflict in interest.

d) Require that each outside director be required to own a minimum of 2,000 shares of StorageTek stock while serving on the Board of Directors

Licht's present stockholder proposal attempts to amend the Corporate by-laws and or its Certificate of Incorporation to require StorageTek to include in their Proxy Statement the names of all individuals properly [*32] nominated by both the Board and three (3) or more stockholders who own a minimum of 3,000 shares of StorageTek stock as candidates for election to the Board of Directors.

Licht has read StorageTek's By-laws, Certificate of Incorporation and its Restated Certificate of Incorporation and SEC rule 14a-8 and was not able to find any reference to a restriction that if a stockholder has previously submitted other stockholder proposals he or she is prohibited from submitting any further stockholder proposals. The only reference to the submission of a Stockholder proposal is contained on page 32 of StorageTek's Proxy Statement dated April 8, 1997 which states:

"Any proposal that a stockholder may desire to present to the Company's 1998 Annual Meeting of Stockholders must be received in writing by the Secretary of the Company on or before December 9, 1997, in order to be considered for possible inclusion in the Company's proxy materials relating to such meeting."

Of importance is that it does not say any stockholder except Licht. There is no restriction on the previous activity of a stockholder in order to be qualified to submit a stockholder proposal other than that which is stated [*33] in SEC Rule 14a-8 and requires that at the time of submission of a stockholder proposal the proponent must:

1) be the owner of 1% or $ 1,000.00 in market value of securities entitled to vote on the proposal at the meeting and have held such securities for at least one year, and shall continue to own such securities through the date on which the meeting is held.

2) Provide proof of stock ownership;

3) Provide a written statement that the proponent intends to continue ownership of the subject stock up to and including the annual meeting date;

4) Provide a written statement that the proponent intends to attend the subject annual meeting.

It is obvious that Licht has complied with the above SEC requirements otherwise StorageTek would have rejected Licht's Stockholder proposal on that basis.

Based upon StorageTek's argument Licht is a "SECOND CLASS STOCKHOLDER" and hence is not permitted to present a stockholder proposal relating to how individuals are to be nominated to the Board of Directors and what is contained in StorageTek's proxy statement.

2) That Licht's present Stockholder Proposal relates to the election to office and hence violates SEC Rule 14a-8(c)(8); [*34]

StorageTek claims that Licht's proposal should be excluded pursuant to Rule 14(a)-8(c)(8) and Rule 14(a)-11. In that it pertains to an election to office. Licht proposal relates to the changing of StorageTek's by-laws as to nomination procedure of candidates for the board of directors and the content of StorageTek's proxy material sent to stockholders and not the election of board members. Specifically Licht's proposal relates to modifying Article III Section 2 of StorageTeks By-laws regarding the procedure to be used to nominate candidates for the Board of Directors.

This fact is clearly expressed in the first paragraph of Licht's proposal which states:

"This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps such as to modify the "Corporate By-laws" and or its Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholder meeting of StorageTek and each subsequent meeting there after."

It is further to be indicated that an outside director is not an officer of the company and hence Rule 14(a)-8(c)(8) does not apply since it relates to the election [*35] of officers and not directors.

The Staff in its February 26, 1997 letter rejecting StorageTek's request for a No-action Letter claiming that Licht's proposal requiring all board member to own a minimum of 2,000 shares of StorageTek stock relates to an election of office. The Staff disagreed and determined that Licht's proposal related to the qualifications necessary to be a board member and not the election to office. For the exact same reason Licht's present proposal deals with the nomination of board candidates and the disclosure of same in Storagetek's proxy material and not the election of an officer of the Corporation.

It is also very clear that Rule 14(a)-11 is a very weak reed for StorageTek to rely on in support of their argument. Upon reading Rule 14(a)-11 it is clear that it deals with the election of directors and only directors unlike Rule 14(a)-8(c)(8) which deals with the election of officers and only officers. It is further noted that Rule 14(a)-11 relates to the form of the proxy and the solicitation procedure regarding the election or removal of a director. Since Licht's proposal only requires that StorageTek include the names and supporting statement of [*36] all candidates nominated by both the present board and any group of three (3) or more stockholder who own a minimum of 3,000 shares of stock to be included in StorageTek's proxy Rule 14(a)-11 clearly does not apply.

It appears to Licht that if anybody has a right to have a candidate for the Board of Directors name to be included in StorageTek's proxy statement it is the stockholders since they are the true owners of the company and not the Board of Directors some of whom do not own a single share of StorageTek stock.

3) That Licht's Stockholder Proposal Contains False and Misleading Information and is in Violation of Rule 14(a)-9;

StorageTek claims that Licht's proposal is vague and misleading regarding Licht's use of the terms "Individual" stockholders and "voting ballots" The above two terms have exactly the same meaning as used by StorageTek in Article III of the Corporation By-laws. Furthermore Licht refers the staff and StorageTek to the statement made on page #3 of StorageTek's 1997 Proxy Statement for a further clarification of the meaning of the above two terms and is quoted below:

Voting Securities of the Company

> "On the Record Date for the Annual Meeting, April 6, [*37] 1997, the Company had issued, outstanding and entitled to vote 61,518,782 shares of its common stock, $ .10 par value per share ("Common Stock"). Holders of shares of the Common Stock on the record date are entitled to vote at the annual meeting and at all adjournments or postponements thereof. Each holder of shares of the Common Stock is entitled to one vote for each share. In the election of Directors, such holders has the right to vote the number of shares owned for as many persons as there are directors to be elected. There is no cumulative voting in the election of Directors." (Emphases added)

On page #4 of StorageTek's letter contains the following statement that is beyond the comprehension of Licht:

> "StorageTek argues that Licht's Proposal fails to disclose: (I) the complexities of proposing a slate of directors in opposition to managements under Rule 4(a)-11 by shareholders submitting candidates in opposition to management, (ii) by whom the procedure must be followed, and (iii) what the procedure might be."

Licht is unaware of any complexity and StorageTek has failed to identify any. It is Licht's understanding that if there are ten board position [*38] open and the present board nominates ten candidates and four groups of three (3) or more stockholders each nominate four (4) candidates then there would be 14 candidates listed in StorageTek's proxy statement and the voting stockholders would then select 10 out of the fourteen candidates. The ten candidates who receive the highest number of votes would be elected to the board.

StorageTek then raised the question of additional cost that StorageTek would incur if Licht's proposal was adopted, but fails to estimate the additional cost.

It is Licht's opinion that the increase in expenses incurred by StorageTek by including the names of candidates nominated by other stockholder who met the requirement specified would be insignificant and most likely far less than the cost that StorageTek has incurred in opposing Licht's present proposal, Since StorageTek has raised the question of additional cost that it would incur if it adopted Licht's proposal Licht would like to know how does StorageTek management justify the additional expenses it incurred when it conducted a Board of Directors meeting in Toulouse France in 1997?

Lastly StorageTek states that Licht's statement that both the management [*39] and the board have a common interest in perpetuating the status-quo by voting for each other as being false and misleading. On page #6 of StorageTek's letter they state:

> "These statements are false and misleading in that Licht ignores the Company's existing policy and procedures for making nominations to the board of directors. Notice of the existence of these rights was included in the proxy statement sent to all stockholders in connection with the Company's 1997 Annual meeting. As stated therein, the company's Governance and Nominating Committee "nominates candidates for the board. The Committee will consider nominees recommended by stockholders." Licht does not mention the company's policy regarding recommendations from stockholders for nominations. Licht also ignores the Company's Bylaws, which permit nomination for election of directors to be made by any stockholder entitled to vote in the election of Directors, provided that the stockholder complies with certain notice provisions. In fact, Licht used such procedures at the company's last annual meeting to nominate himself for director."

What good does it do to have a stockholder nominate a candidate to the board if his [*40] name is excluded as a candidate in the company's Proxy Statement? Since over 95% of the votes cast at an annual meeting are done via proxy prepared by and sent to all stockholders by StorageTek. The individual stockholders who are voting via the proxy are unaware that there are other candidates nominated by stockholders in accordance with StorageTek's By-laws. Consequently the only votes that Licht received at the 1997 annual meeting for board member were from the individual stockholders who were present at the meeting in New York and received zero (o) votes from the proxies sent out by StorageTek.

What StorageTek has conveniently left out is what provision has StorageTek made to inform its stockholders that there were other nominees to the board other than those made by its present board of directors?

4) That Licht's Stockholder Proposal is designed to further a Personal interest and hence is in violation of SEC Rule 14a-8(c)(4)

For the first time Licht agrees with StorageTek that this proposal has been submitted by Licht to further his financial interest and the financial interest of all of Storagetek's common stockholders. Licht as a stockholder is interested in seeing his [*41] investment in StorageTek's increase. It is Licht's opinion that since StorageTek's stock has had no significant appreciation since its emergence from bankruptcy in 1987 that the fault lies with management and its board.

Lastly it is to be noted that StorageTek made the following statement on page #5 of their letter that is clearly contradicted by the facts known to StorageTek:

> "It seems quite obvious that Licht's prior actions and course of conduct that his main goal is to promote himself and disparage the company and its management. This goal has been a common thread in a string of shareholder proposals by Licht beginning with the 1993 meeting and continuing in each year since (with the exception of the 1995 meeting), all of which have contained derogatory and disparaging remarks about the Company's officers and / or directors."

Prior to StorageTek's bankruptcy Licht was a bondholder/creditor of StorageTek. Upon confirmation of StorageTek's plan of reorganization on August 12, 1987 Licht's creditor claims was converted to a stockholder and he has maintained ownership of said securities until this present day. From August 12, 1987 until the 1993 stockholder meeting Licht remained [*42] silent and never even attended a single stockholder meeting. In 1992 StorageTek announced that it had $ 150,000,000.00 in orders for its "Iceberg Storage System" At that time 15 top officers and directors including CEO Ryal Poppa, exercised stock options and immediately sold the shares netting at least $ 5,400,000.00 in profits. Specifically Poppa exercised options to buy 10,000 shares of StorageTek for $ 3.43 per share and sold them for $ 69.38 netting $ 659,500.00 in profits. The other 14 officers and directors exercised options to buy about 90,200 shares, most at prices from $ 12.50 to $ 15.88 a share. The group sold about 92,800 shares from Jan. 28, 1993 to March 5, 1993 at $ 58.13 to $ 76.75 a share. Within two or three months StorageTek announced that the Iceberg project was being delayed and that StorageTek would not book $ 50,000,000.00 in revenue from Iceberg. StorageTek Stock dropped to less than $ 45.00 per share.

At this point Licht got infuriate and attended his first StorageTek stockholder meeting in Bolder Co. in May 1993 for the purposes to confront Poppa and the board regarding their selling stock based upon inside information. The answers that [*43] Licht received were unsatisfactory and Licht filed a complaint in federal court alleging that the 15 officers and director violated various federal securities law. The action was certified as a class action and Licht was designated as one of the class representative. StorageTek ultimately settled the matter and paid approximately $ 56,000,000.00 of which StorageTek paid approximately $ 34,000,000.00 which was in turn deducted from earnings and the officers and directors insurance company paid $ 22,000,000.00. Consequently Licht and all other stockholders of StorageTek paid over 50% of the settlement while Poppa and the other 14 officers and directors who sold their stock on inside information not only did not pay a single penny but kept their ill gotten gains.

Licht at this time determined that there must be a change in the board of directors if there is to be a change in StorageTek management. Further more if there is not a change in StorageTek management StorageTek would certainly end up in bankruptcy for a second time. All of Licht's efforts including his stockholder proposal in 1996 to require its outside directors to own a minimum of 2,000 shares of StorageTek stock has been [*44] instituted for the purpose to motivate and focus the outside directors attention to improve stockholder value. It is to be noted that StorageTek wanted to omit this stockholder proposal for the exact same reasons that they are now requesting a No-action letter for Licht's present stockholder proposal, but the SEC refused.

CONCLUSION

StorageTek's request for a No-action Letter is based upon two separate hypotheses:

1) A personal attack on Licht

. The fact that Licht lives in the State of Arizona where the Kruegers live is no justification to omit Licht's stockholder Proposal;

. The fact that the Kruegers are general partners in See More Light Investments along with Licht who is the Senior Partner is no justification to omit Licht's stockholder proposal;

. The fact that See More Light Investments also owns StorageTek stock does not disqualify Licht or the Kruegers from each being able to file a stockholder proposal based upon their personal ownership of StorageTek stock. There is no justification for StorageTek to treat Licht and or the Kruegers as second class stockholder and deny them the right to file individual stockholder proposals, because they are general partners [*45] of See More Light Investments;

. The fact that Licht has submitted other stockholders proposal in previous years is no justification to omit Licht's stockholder proposal;.

. The fact that Licht has voiced strong criticism of management at previous StorageTek's annual meetings is no justification to omit Licht's stockholder proposal;

. The fact that Licht has expressed his disappointment in the lack of improvement in shareholder value is no justification to omit Licht's stockholder proposal.

2) That Licht's proposal violates SEC Rule 14a-8(c)(8), Rule 14a-9, Rule 14a-8(c)(3) and Rule 14a-8(c)(4) and should be omitted:

. Rule 14a-8(c)(8) provides that any stockholder proposal that relates to an election to office can be omitted. Licht's stockholder proposal deals with the method that an individual is nominated to be a candidate for the board and to require StorageTek to include his name in their proxy material along with the slate of candidates nominated by the present board. Consequently there is no justification to omit Licht's stockholder proposal because it does not relate to the election of an officer.

. Rule 14(a)-9 and Rule 14(a)-8(c)(3) [*46] provides that a stockholder proposal can be omitted from the corporations proxy statement if it contains false and misleading statements. It is clear that Licht's proposal to modify the nomination procedure for board candidates. Licht's stockholder proposal does not:

A) does not make any predictions as to future market;

B) does not directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper. Illegal or immoral conduct or associations, without factual foundation.

C) does not fail to identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

D) does not contain any claim made prior to a meeting regarding the results of a solicitation.

Since Licht's proposal does not contain any of the above and further the interpretation of "individual stockholder" and "voting ballots" has been shown to have the exact same meaning as these terms used by StorageTek in both their Bylaws and previous proxy statements there is no justification to omit Licht's stockholder [*47] proposal on the basis that his proposal contains false and misleading information.

. Rule 14a-8-(c)(4) provides that if a proposal relates to a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other securities holders at large said proposal can be omitted from the corporation proxy statement. Since the price of StorageTek's stock has not had any significant appreciation since emerging from bankruptcy over 14 years ago it is Licht's purpose to implement a change in board membership. The new board will then redirect management to focus their attention on improving stockholder value and further compensate management based upon performance as measured by increase in stock value as opposed to being paid for just being alive. If Licht is successful in changing the nomination procedure for board candidates all stockholders including Licht of StorageTek will benefit by having their stock increase in value. Since all stockholders of StorageTek will benefit equally if Licht's proposal is implemented there is no justification [*48] for StorageTek to omit Licht proposal since Licht clearly would receive no personal gains.

For all of the above reasons and in the interest of justice Dr. Seymour Licht hereby requests that StorageTek's application for a "No-action Letter" relating to their decision to exclude from their 1998 Proxy Material Licht stockholder proposal be denied.

Yours truly

Seymour Licht

INQUIRY-3:

StorageTek

Storage Technology Corporation
2270 South 88th Street
Louisville, Colorado 80028-4309

(303) 673-3128
Fax: (303) 673-4151

Office of
Corporate Counsel

Writer's Direct: (303/673-7919)

January 13, 1998

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Omission of Stockholder Proposals

Ladies and Gentlemen:

Storage Technology Corporation (the "Company"), a Delaware corporation, has received a proposal (the "Licht Proposal") from stockholder Dr. Seymour Licht, P.E. ("Licht") and another proposal (the "Krueger Proposal") from stockholders Kent and Alysia Krueger (the "Kruegers"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, [*49] as amended. This letter is to advise you that the Company has determined that it may omit the Licht Proposal and the Krueger Proposal (collectively, the "Proposals") from its proxy materials (the "Proxy Materials") for its Annual Meeting of Stockholders, currently expected to be held May 21, 1998 (the "Annual Meeting"), for the reasons set forth herein. The Company intends to file definitive copies of the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 6, 1998. This letter also represents my opinion as Senior Counsel for the Company that the omission of the Proposals from the Proxy Materials is proper.

Request for No-Action Letter

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposals are omitted from the Company's Proxy Materials. Enclosed are (i) six copies of the Licht Proposal (copy also attached hereto as Exhibit A), (ii) six copies of the Krueger Proposal (copy also attached hereto as Exhibit B) and (iii) six copies of this letter (which constitutes both a statement of reasons as to why such omission is proper and an opinion of [*50] counsel). By copy of this letter, the Company is simultaneously notifying Licht and the Kruegers of the Company's opposition to the Proposals and its intent to omit the Proposals from the Proxy Materials.

Also enclosed is an additional copy of this letter labeled "Return Copy," which I respectfully request be stamped with the date of your receipt hereof and returned to me in the self-addressed postage-paid envelope provided.

Background of the Proposals

In late 1992, 1993, 1995 and 1996, Licht submitted stockholder proposals to be included in the Company's Proxy Statements for its Annual Meetings of Stockholders held in May of each of 1993, 1994, 1996 and 1997. In late 1993, the Kruegers submitted a proposal to be included in the Company's Proxy Statement for its Annual Meetings of Stockholders held in May 1994. In March 1994, Licht submitted a sworn statement in support of the Kruegers' proposal.

This year, Licht initially sent a proposal to the Company on October 28, 1997 (the "October 28 Letter") relating to (1) a requirement that shareholder nominations for director be presented in the Proxy Materials and (2) a proposal that the Company adopt cumulative voting (a copy of [*51] Licht's October 28 letter is attached as Exhibit C). On November 7, 1997, the Company informed Licht that his letter contained more than one proposal in contravention of Rule 14a-8(a)(4). The Company requested that Licht reduce his proposals to one proposal.

On or about November 12, 1997, the Company received an amended Licht Proposal which differed from Licht's October 28 letter in that his request for cumulative voting had been removed (a copy of Licht's November 12 letter is attached as Exhibit D). On or about November 21, 1997, the Company received the Krueger Proposal, dated November 12, 1997, which deals with cumulative voting (Exhibit B).

On January 9, 1998, the Company informed Licht that his amended proposal exceeded the 500-word limit pursuant to Rule 14a-8(b)(1). On January 11, 1998, Licht sent the amended proposal to which this letter responds (Exhibit A).

For the reasons set forth herein, the Company is seeking a no-action letter with respect to the omission of the Proposals from the Company's Proxy Materials.

I. The Licht Proposal

Content of Licht Proposal and Grounds for Omission Generally

The Licht Proposal requests that the Company amend its by-laws [*52] and/or Certificate of Incorporation to provide for the direct nomination of candidates for the Company's board of directors by stockholders who own a combined minimum of 3,000 shares of the Company's stock.

Rule 14a-8(c) permits omission of a proposal if the proposal is contrary to any of the Commission's proxy rules and regulations. The Company believes that the Licht Proposal may be omitted from the Proxy Materials because the Proposal: (1) relates to an election to office [Rule 14a-8(c)(8)]; (2) is contrary to the Commission's Proxy Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials [Rule 14a-8(c)(3)]; and (3) is designed to benefit the proponent and further his personal interest of having his name in the proxy statement as a nominee for director [Rule 14a-8(c)(4)].

The Licht Proposal Relates to Election to Office.

The Company intends to exclude the Licht Proposal pursuant to Rule 14a-8(c)(8), which provides a company with a means to exclude stockholder proposals that relate to an election to office. Quite simply, the Licht Proposal would lay the groundwork for Licht to attempt to get himself elected to the Board and would require the Company [*53] to give him free publicity for his self-nomination in the Company's proxy statement. At the Company's 1997 Annual Meeting of Stockholders, Licht nominated himself for director (having followed the required notice procedures in the Company's bylaws). This proposal is merely an attempt by Licht to have himself elected to office.

Moreover, the Licht Proposal is implicitly contrary to the policy and procedure of Rule 14a-11, which contemplates that disclosure regarding nominations for the board of directors in opposition to management will stand apart from the general proxy disclosure of the Company. The Commission's Staff has previously stated on more than one occasion that the presence of Rule 14a-11 in the proxy rules indicates that the shareholder proposal process is not the proper means for conducting election contests. In several instances, the Staff has explicitly rejected nearly identical proposals:

> There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(8). That provision allows the omission of a proposal that "relates to an election to office." In this regard, the staff particularly notes that the Commission has indicated [*54] that the "principal purpose of [subparagraph (c)(8)] is to make clear with respect to corporate elections, that rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including rule 14a-11 are applicable thereto." Securities Exchange Act Release No. 12598 (July 7, 1976). it appears that this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials.

See Unocal Corporation, February 6, 1990; Amoco Corporation, February 14, 1990; Unocal Corporation, February 8, 1991. In each of these no-action letter requests, the Staff came to the same conclusion and used identical language to reach that conclusion. The Licht Proposal even admits in the supporting statement that, if it is implemented, it will then be "possible that a group of dissatisfied stockholders can be able to change the Board with out *[sic]* incurring the cost associated [*55] with a 'Proxy Battle'."

The Licht Proposal is False and Misleading

The Licht Proposal and Supporting Statement are also contrary to the proxy rules in that they contain false and misleading statements and make material omissions in violation of Rule 14a-9.

The Licht Proposal is vague and misleading (and, therefore, would be impossible to implement) in its use of the terms "individual" stockholders and "voting ballot." Does "individual" mean a natural person or is it surplusage? Does "voting ballot" mean the Company's proxy card or a written ballot handed out at the actual meeting? The Company's stockholders should not be presented with a proposal that is vague and misleading.

The Licht Proposal also fails to disclose (i) the complexity of proposing a slate of directors in opposition to management under Rule 14a-11 by shareholders submitting candidates in opposition to management, (ii) by whom the procedure must be followed, and (iii) what that procedure might be.

In addition, the Licht Proposal materially fails to reveal or discuss the potentially excessive costs to the Company of implementing the Licht Proposal. The Licht Proposal allows any three individual stockholders holding [*56] at least 3,000 shares of the Company's Common Stock in the aggregate to present a nomination. If all nominations from individuals or groups holding at least 3,000 shares must be accepted for dissemination, the result could be a hugely expensive and voluminous proxy statement that would be needlessly confusing to stockholders.

Finally, the Licht Proposal fails to address--and, in fact, affirmatively misrepresents--the Company's policies regarding stockholder nominations for the board of directors. In particular, the second and third sentences of the Supporting Statement are patently false and misleading:

> StorageTek's present management was selected by the present Board and hence it is obvious that the present management/Board have a common interest in perpetuating the status-quo by voting for each other. Other than abstain from voting by a dissatisfied stockholder which does nothing to change the Board a stockholder has no other option available to him to express his dissatisfaction.

These statements are false and misleading in that Licht ignores the Company's existing policy and procedures for making nominations to the board of directors. Notice of the existence of these rights [*57] was included in the proxy statement sent to all stockholders in connection with the Company's 1997 Annual Meeting. As stated therein, the Company's Governance and Nominating Committee "nominates candidates for the Board. The Committee will consider nominees recommended by stockholders." Licht does not mention the Company's policy regarding recommendations from stockholders for nominations. Licht also ignores the Company's Bylaws, which permit nominations for the election of Directors to be made by any stockholder entitled to vote in the election of Directors, provided that the stockholder complies with certain notice provisions. In fact, Licht used such procedures at the Company's last annual meeting to nominate himself for director.

The Company is aware that, in at least two no-action letters, the Staff has denied requests for a no-action position in a somewhat similar circumstance. *See Union Oil Company of California,* February 24, 1983 and Pinnacle West Capital Corporation, March 26, 1994. The Company is unable to discern a distinguishing fact pattern in the varied interpretations, but respectfully submits that the Unocal and Amoco no-action letters represent not only the weight [*58] of the authority on the subject, but also the sound policy reasons set forth herein. The rulings in Union Oil and Pinnacle do not address the lack of mechanisms for implementation, the open-ended cost problem and the probability of shareholder confusion that such a policy would present.

The Licht Proposal is Designed to Further a Personal Interest

The Company intends to exclude the Licht Proposal pursuant to Rule 14a-8(c)(4), which permits a company to exclude stockholder proposals that are designed to result in a benefit to the proponent or to further a personal interest. It seems quite obvious from Licht's prior actions and course of conduct that his main goal is to promote himself and disparage the Company and its management. This goal has been a common thread in a string of shareholder proposals by Licht beginning with the 1993 meeting and continuing in each year since (with the exception of the 1995 meeting), all of which have contained derogatory and disparaging remarks about the Company's officers and/or directors. In the early years, Licht did a poor job of hiding his real motivation behind the shareholder proposals, and the Staff of the SEC agreed not to object to omission [*59] of the proposals on the grounds that they represented a personal claim or grievance against the Company that was not shared by other shareholders. Storage Technology Corporation, March 23, 1993. In fact, in 1994 the Staff actually provided an "evergreen" no-action letter under the personal grievance subsection for any future shareholder proposals by Licht on the same topic. Storage Technology Corporation, March 21, 1994. As the years have gone by, Licht has continued to submit proposals while carefully avoiding running afoul of the "evergreen" no-action letter. But the fact remains that the Licht Proposal and the proposal by Licht's alter ego (the Krueger Proposal) are simply a continuation of Licht's ongoing personal disagreements with the Company and his self-promotion. Having his name in the proxy statement as a director nominee and trying to win a seat on the Board are simply the current manifestations of Licht's own personal interest in continuing to subject the Company to the costs of responding to his numerous, self-promoting suggestions, which are a detriment to the interests of the other shareholders. The Licht Proposal should be omitted under Rule 14a-8(c)(4).

For the above [*60] reasons, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Licht Proposal is excluded from the Proxy Materials.

II. The Krueger Proposal

Content of Krueger Proposal and Grounds for Omission Generally

The Krueger Proposal requests that the Company amend its by-laws and/or Certificate of Incorporation to provide for cumulative voting.

The Company believes that the Krueger Proposal may be omitted from the Proxy Materials because the Krueger Proposal: (1) is merely a re-submission of one of Licht's two original proposals contained in the October 28 Letter in an attempt by Licht to circumvent the single-submission limitation [Rule 14a-8(a)(4)]; (2) is contrary to the Commission's Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials [Rule 14a-8(c)(3)]; (3) relates to an election to office [Rule 14a-8(c)(8)]; and (4) is designed to benefit the proponents and further their personal interest of having their "alter ego's" name in the proxy statement as a nominee for director [Rule 14a-8(c)(4)].

The Krueger Proposal is an Impermissible Second Submission by Licht.

Rule 14a-8(a)(4) [*61] permits a proponent to submit a maximum of one proposal for inclusion in an issuer's proxy statement. In adopting the rule, the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but held out the promise of no-action letters as a safeguard:

> The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit [more than the permitted number of proposals]. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy materials of the proposals at issue.

Release No. 12999, November 22, 1976. As noted in Texas Instruments, Inc., January 19, 1992, subsequent to the issuance of Release No. 12999, the Staff has indicated that "proponents will be treated as one proponent for purposes of the two-proposal limit when an issuer meets its burden of establishing that one proponent is the 'alter ego' of another proponent or that one proponent possesses [*62] 'control' over the shares owned of record, or beneficially, by another proponent." Texas Instruments, January 19, 1992.

Since the factors relevant to establishing a status of 'alter ego' or 'control' are peculiarly within the knowledge of the proponents, an issuer can rarely meet such a burden. Here, however, the factors are unusually evident.

First, on March 1, 1994, Licht submitted to the Staff, in support of a stockholder proposal submitted by the Kruegers, the following statements "under oath":

> See More Light Investments is a partnership doing business in the Sate of Arizona of approximately fifteen (15) years and that I, Seymour Licht is [sic] the Senior Partner. Kent and Alysia Krueger are General Partners of said partnership and have been same for more than one year. Alysia and Kent Krueger's capital investment are each equal to 4.11% of the partnership's total capital...
>
> SML Investments presently owns and has owned for the past year in Spartan Acct. # Y01-057827 16,011 shares of Storage Technology Common Stock ("STC"). Based on SML's Partnership Agreement both Alysia and Kent Krueger have been the beneficial owners of... shares of STC common stock for more than one year...
> [*63]
> I further state that it is the intention of SML Investments to continue to hold STC's stock for the immediate future, up to and past the forthcoming annual meeting of STC scheduled for some time in May of 1994.

Storage Technology, March 8, 1994. By Licht's own statements, Licht concedes that he, as the general partner of SML Investments, controls the disposition of the Krueger's stock. The Kruegers should be considered the alter ego of Licht and, as such, Licht's attempt to circumvent the single-submission requirement should be rejected.

Second, in a letter dated February 25, 1997, addressed to the Company, the Kruegers nominated Licht to serve on the Company's Board of Directors. By letter dated February 23, 1997 addressed to the Kruegers, Licht indicated his willingness to serve as a director and included a "Supporting Statement" to be included in the Company's proxy materials. Licht's letter was also submitted to the Company.

Third, the Licht Proposal and the Krueger Proposal, as well as the correspondence from the Kruegers and Licht dated February 25, 1997 and February 23, 1997, respectively, appear to have been written and printed on the same computer. Based on the Company's [*64] long history of Office of Chief Counsel January 13, 1998 correspondence with Licht including, but not limited to, those letters that became part of submissions to the Staff, it is the Company's belief that Licht is the author of the Krueger Proposal.

Finally, the Krueger Proposal was submitted just days after the Licht Proposal, and the subject matter of the two proposals, when taken together, constitutes the subject matter of Licht's October 28 Letter. After having been notified by the Company of the one-proposal limit, Licht apparently created the Krueger Proposal and had the Kruegers, general partners in Licht's investment partnership, sign it.

Since the Commission has stated explicitly that it would not permit such maneuvering in an attempt to escape the single-submission limitation, the Company may exclude the Krueger Proposal from the Proxy Materials.

The Krueger Proposal is False and Misleading.

The Krueger Proposal is also contrary to the proxy rules in that it contains false and misleading statements and makes material omissions in violation of Rule 14a-9. For instance, the Supportive Statement in the Krueger Proposal makes the following statements:

> Unless the voting [*65] procedure is changed or a very costly "Proxy Fight" is undertaken it is impossible to remove any present member of the board. Furthermore since the Board nominees are the only names that appear in StorageTek's "Proxy Statement" the re-election of each and every member is guaranteed each year. . . . The present election process is identical to the process used in Russia where only members of the communist part *[sic]* appeared on the ballot.... Unless there is a change in management it will take another ten years to obtain another 30% increase in shareholder value.

The above statements are patently false. First, it is untrue that, absent a change in voting procedure, all current directors are assured of reelection. As noted above in relation to the Licht Proposal, various mechanisms, including the ability of shareholders to suggest candidates to the

Company's Governance and Nominating Committee and the ability to nominate candidates at the annual meeting of shareholders, negate the Kruegers' statement. Second, the statement that the Company's voting procedure is "identical to the process used in Russia" is not only untrue, but offensive. Finally, the Kruegers' prediction that unless [*66] a change in management takes place shareholder value will not rise thirty per cent until ten years from now is rhetorical posturing that has no place in the Company's Proxy Materials. These statements contained in the Krueger Proposal are false and misleading and may be omitted from the Company's Proxy Materials.

The Krueger Proposal Relates to Election to Office.

The Company intends to exclude the Krueger Proposal pursuant to Rule 14a-8(c)(8), which provides a company with a basis to exclude stockholder proposals that relate to an election to office. As noted above in the discussion of the Licht Proposal, the whole purpose behind the Krueger Proposal is to help Licht get elected to the Company's Board without having to follow the proxy rules that relate to contested solicitations or incur the expense or preparing their own proxy materials. Licht is aware of the significant difficulties he might likely encounter in attempting to have himself elected. So he has again asked his business associates and friends, the Kruegers, to help him in his quest to become a director of the Company. This year, Licht's tactic is the submission of a proposal to force the Company to use cumulative [*67] voting in the election of directors. As such, the Krueger Proposal should be omitted because it relates to election to office.

The Krueger Proposal is Designed to Further a Personal Interest

The Company intends to exclude the Krueger Proposal pursuant to Rule 14a-8(c)(4), which permits a company to exclude stockholder proposals that are designed to further a personal interest. Licht's business associates, the Kruegers, seem to have a personal interest in helping Licht further his disagreement with the Company's management and in helping him get elected to the Company's Board of Directors by having cumulative voting invoked. It should be noted that Licht called upon his friends the Kruegers on at least one other occasion in the past when he had more than one proposal that he wanted to submit. However, at that time the Kruegers did not have a sufficiently large ownership interest in the Company to withstand the test of Rule 14a-8(a)(1), and their proposal was omitted on that basis. The Krueger Proposal should be omitted as a vehicle that is designed to promote the personal interests of its proponents and their alter ego, Licht.

III. Conclusion

Based on the foregoing, it is my [*68] opinion as counsel to the Company that (i) the Licht Proposal may be excluded under Rules 14a-8(c)(3), 14a-8(c)(4) and 14a-8(c)(8) and (ii) the Krueger Proposal may be excluded under Rules 14a-8(a)(4), 14a-8(c)(3), 14a-8(c)(4) and 14a-8(c)(8). The Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Licht Proposal and the Krueger Proposal are in fact excluded from the Proxy Materials. Should the Staff disagree with my conclusions regarding omissions of the Proposals, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. My direct telephone number is

(303) 673-7919.

Sincerely,

Lizbeth J. Stenmark
Senior Counsel

ATTACHMENT

SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
MERCHANTS OF DEATH
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(602) 948-1730

January 10, 1998

Storage Technology Corporation
Corporate Secretary of the Company
2270 South 88th Street
Louisville, Colorado 80025-0001

Subject: Licht's Second Amended Stockholder Proposal for StorageTek's 1998 Annual Meeting

Reference:
a) Notice of Annual Meeting Stockholder Proxy Statement May 22, 1997 [*69]
b) 413 Shares of Storage Technology Certificate # ST 51685
c) Licht's original Stockholder Proposal dated October 28, 1997
d) Letter Stenmark to Licht Nov. 7, 1997
e) Licht's First Amended Stockholder Proposal, November 10, 1997
f) Letter Stenmark to Licht January 9, 1998

This will acknowledge receipt of the Reference (f) letter in which you informed me that my First Amended Stockholder Proposal to be presented for voting to StorageTek's Stockholders at the 1998 Stockholder Meeting exceeded the maximum of 500 words as specified in SEC Rule 14(a)-8(b)(1).

I agree with you that the subject Stockholder Proposal did contain 550 words and hence exceeded the maximum number by 50 words. The question that I have is:

"Don't you have any thing else to do but to count words on a page of a stockholder proposal?"

I wonder what Mr Weiss would say if he found out that his Senior Counsel is spending her time counting words of a stockholder proposal. I also wonder how your discovery that my stockholder proposal exceeded the maximum 500 word limit by 50 words and how does this fact improve StorageTeks bottom line. I can tell you that if a person working for me spent his or her time [*70] counting words in a letter that it would be the last thing that he or she would do for I would terminate him or her immediately "FOR CAUSE", the cause being incompetence.

Enclosed is my "Second Amended Stockholder Proposal and Supporting Statement". I have further verified that the total number of words contained in both the "Stockholder Proposal and Supporting Statement" are 479.

Dr. Licht's Second Amended Stockholder Proposal for StorageTek's 1998 Annual Meeting is as follows:

> "This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and or its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after.
>
> In order to provide the individual stockholders a choice in the election of the Board of Directors (the "Board") and to avoid the cost and effort of a "Proxy Battle" the Board will include in "StorageTek's Proxy statement" two list's of candidates for the Board. The first list will be those individuals nominated by the present Board. The second List will be all [*71] those candidates who were each nominated by at least three (3) individual stockholders who own a combined minimum of 3,000 shares of StorageTek stock at the time of the nomination and will continue to own same up to the date of the annual meeting. The nominating procedure will be in accordance with Article 2 P 3 of StorageTek's Corporation By-laws. StorageTek's Proxy Statement will contain a voting ballot that lists all candidates who were properly nominated in alphabetical order and instruct the voting stockholder to select the number of candidates to be elected. The number of candidates equal to the number of vacancies who receive the maximum number of votes would then be elected to serve until the next election. Each candidate nominated by the stockholders will provide a "Supporting Statement" to he included in StorageTek's "Proxy Statement" in support of his/her candidacy.

SUPPORTING STATEMENT

> The subject Stockholder Proposal if adopted would provide all stockholder an alternative to the selection of Board members by present management StorageTek's present management was selected by the present Board and hence it is obvious that present [*72] management/ Board have a common interest in perpetuating the status-quo by voting for each other. Other than abstain from voting by a dissatisfied stockholder which does nothing to change the Board a stockholder has no other option available to him to express his dissatisfaction.
>
> At the present time any candidate nominated by a stockholder must prepare a separate "Proxy Statement" and distribute this statement to all registered stockholder at his own expense. The Company in the past has refused to include in its Proxy Statement/ voting

ballot the names of any other candidates nominated by other stockholders. At the present time the only candidates listed in the company proxy statement were those candidates, usually the present board who were nominated by the present Board.

By voting for this Stockholder Proposal you will be providing a mechanism where the stockholders of StorageTek will be able to voice their dissatisfaction of the Board and Company actions. It would then be possible that a group of dissatisfied stockholders can be able to change the Board with out incurring the cost associated with a "Proxy Battle".

It is the proponent's, Licht, intention to continue to [*73] own the above stated number of shares of StorageTek up to and including the day of the 1998 Stockholder Annual Meeting. It is further the proponents intention to attend the 1988 Stockholder meeting of StorageTek when and where it is held.

Yours truly

DR. SEYOUR LICHT P.E.

EXHIBIT B

KENT & ALYSIA KRUEGER

4436 EAST LE MARCHE AVENUE

PHOENIX, ARIZONA 85032-4278

(602) 971-1494

November 12, 1997

Storage Technology Corporation
Corporate Secretary of the Company
2270 South 88th Street
Louisville, Colorado 80025-0001

Subject: Amended Stockholder Proposal; 1998 Annual Meeting

Reference:
a) Notice of Annual Meeting/ Stockholder Proxy Statement May 22, 1997
b) 27 Shares of Storage Technology Certificate # ST 60273

We, Kent and Alysia Krueger, registered stockholders of 27 shares of Storage Technology ("StorageTek"), Reference (b), hereby files a "Stockholder Proposal" to be presented to the stockholders of StorageTek at the 1998 stockholder meeting. The submission date for all stockholder proposals is December 9, 1997 as stated in the Reference (a) notice hence this "Stockholder Proposal" is timely filed.

We have owned the reference number of shares of StorageTek stock since November [*74] 19, 1993 and it is our intention to continue to own the above stated number of shares of StorageTek up to and including the day of the 1998 Stockholder Annual Meeting. Based upon a market closing price of $ 60.5 per share the total market value of our holdings is $ 1,633.50 which exceed the $ 1,000.00 minimum requirement of SEC Rule 14(a)-8(a)(1) for a stockholder to submit a proposal at the annual meeting. It is further the proponent's intention to attend the 1998 Stockholder meeting of StorageTek when and where it is held or in the alternative to have said stockholder proposal presented by a duly appointed representative in accordance with SEC Rule 14(a)-8(a)(2).

The Stockholder Proposal is as follows:

> "This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and or its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after.
>
> In order to facilitate a change in the membership of the Board of Directors (the "Board") by dissatisfied stockholders [*75] the provision of Article II Section 8 of Storage Technology Corporation's By-Laws shall be amended so as to permit "CUMULATIVE VOTING" regarding the election of Board members.

SUPPORTING STATEMENT

Unless the voting procedure is changed or a very costly "Proxy Fight" is undertaken it is impossible to remove any present member of the board. Further more since the Board nominees are the only names that appear in StorageTek's "Proxy Statement" the re-election of each and every member is guaranteed each year. The company has in the past refused to include in StorageTeks "Proxy Statement" the names of candidates that were nominated to the Board of Directors by stockholders. Consequently the stockholder have only the slate of candidates to vote for who were nominated by the present board. This in effect perpetuates the re-election of each Board member for as long as they want to serve. The present election process is identical to the process used in Russia where only members of the communist part appeared on the ballot.

By permitting "Cumulative Voting" each dissatisfied stock holder will be able to cast all ten votes for a single candidate instead of cast one vote for ten different [*76] candidates. Consequently with cumulative voting it is possible that an independent candidate would be able to increase the number of votes received by a fact often (10) as opposed to the present voting system. Since the ten candidates that receive the highest number of votes would then be elected to the Board it is possible that a candidate not nominated by the present board could be elected without requiring an increase in the number of stockholders voting for him or her.

With Cumulative Voting a small group of dissatisfied stockholders would then have a voice on the Board and could become the lighting rod that would bring about change in management and its self serving policy. The proponent strongly recommends that each stockholder vote for this proposal if you are dissatisfied with the performance of present management. It is to be remended that when StorageTek emerged from bankruptcy in 1987 its stock was $ 46.625 per share (adjusting for the one for ten reverse split). At the present time, ten years later, StorageTek's stock is $ 60.50 per share which represents a gain of $ 14.25 per share or 300A increase. Unless there is a change in management it will take another ten years [*77] to obtain another 30% increase in shareholder value. It is to be noted that during the same period of time the Dow Jones Industrial Average was approximately 1800 when StorageTek emerged from bankruptcy and today it is approximately 7500. This is an increase of 5700 or 324%. Remember StorageTek has never ever paid a dividend and in all likelihood will not pay a dividend in the foreseeable future. ARE YOU SATISFIED WITH THE PERFORMANCE OF STORAGTEK'S MANAGEMENT?

A vote for this proposal will enable those stockholders who are dissatisfied with present management to obtain representation on StorageTek's Board of Directors.

A very dissatisfied stockholder

KENT KRUEGER

ALYSIA KRUEGER

2001 SEC No-Act. LEXIS 424

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

March 22, 2001

CORE TERMS: nominee, proxy, election, stockholder, candidate, publish, annual meeting, nominated, contest, board of directors, omit, contested, nominate, revise, voted, enforcement action, qualification, nomination, membership, no-action, recommend, vacancies, inclued, intends

[*1] General Motors Corporation

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2001

The proposal provides that General Motors should publish the names of all nominees, revise its proxy statement to include all nominees, and publish the number of shares voted for each nominee.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: GM

General Motors Corporation

Legal Staff

300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Facsimile

(313) 665-4978

Telephone [*2]

(313) 665-4927

January 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14-8(j), to omit the proposal received on December 20, 2000 from Mary Ashley Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2001 Annual Meeting of Stockholders.

The proposal states:

> "Resolve: GM publish the names of all nominees for Director along with a 20 word goals statement (if they wish to state one) in the Notice of Annual Meeting. Revise the Corporate Proxy Statement to inclued *[sic]* all nominees. GM to publish the election results with the # shares voted for each nominee."

General Motors intends to omit the proposal pursuant to the provisions of paragraph (i)(8) of Rule 14a-8, which permits exclusion "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." The SEC has stated that "the principal purpose of [this grounds for exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting [*3] elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto" (emphasis added). SEC Release No. 34-12598 (July 7, 1976).

The Staff has consistently permitted the omission of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. For example, in Amoco Corporation (February 14, 1990), a proposal to permit any stockholder with more than $ 100,000 worth of voting stock to nominate a candidate for the board of directors was deemed excludible, not because it applied to the election of any specific individual, but because it could result in contested elections for individual director vacancies. More recently, in Storage Technology Corp. (March 11, 1999), the registrant was permitted to omit a proposal requesting that the company amend its charter documents to permit stockholders in groups of at least three to include their own nominees to the board of directors in the company's proxy materials. The Staff's response stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish [*4] a procedure that may result in contested elections, which is a matter more appropriately addressed under Rule 14a-11."

At the time the proxy material is published and until the annual meeting is held, the only nominees for director are those nominated by the GM board. It is not entirely clear if "nominees" as used in the proposal is meant to include individuals as to whom General Motors has received notice pursuant to its bylaws that a stockholder intends to nominate them at the annual meeting. Since the Reason refers to stockholders' desire to make changes we will assume that the intent of the proposal is to include the names and other information about all possible nominees that the company is aware of, so that GM's proxy materials would include information regarding candidates opposing the board nominees. The supporting statement shows that the proponent expects stockholders to use this procedure "to register dissent about a given candidate," or "to oppose a candidate that has failed" to perform his or her duties properly or has "other problems." In fact, the stockholders' "method to make changes" that the Reason refers to is an election contest and should be subject to Rule [*5] 14a-11 and the restrictions that the proxy rules impose on proxy contests. The Commission has already determined that stockholder proposals under Rule 14a-8 should not be used to create procedures that are likely to result in election contests, and this proposal may therefore be omitted under Rule 14a-8(i)(8).

In letters dated April 10, 2000, the Staff declined GM's request for no-action treatment with regard to a proposal that required the board to nominate twice as many candidates as director vacancies, but granted a no-action request by GM for a proposal that a proxy advisory firm make recommendations about candidates for director and management proposals. The distinction between the two proposals was that the proposal that could be omitted set up an opposition between the proxy advisor and the company's positions, where the non-excludable proposal merely increased the number of individuals nominated by the board--the proxy material would still be used only for soliciting votes for the board's nominees. In this case, if the proposal is referring to persons who may be nominated at the annual meeting by stockholders it should be excludable as creating a proxy contest between candidates [*6] nominated by the board and other nominated by other stockholders.

GM currently plans to print its proxy materials in early April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for

General Motors' 2001 Annual Meeting of Stockholders.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

ATTACHMENT

Mary Ashley LAUVE

622 Sunningdale

Grosse Pointe, MI

48236

(313) 884-4924

Dec 20, 2000

To Anne Larin
General Motors
FAX (313) 665-4978

Please present this proposal at the 2001 Annual Meeting. List my Name & address in the [ILLEGIBLE TEXT] Meeting. I own 400 shares of GM common John Lauve or Louis Lauve will represent me at the Annual Meeting.

Resolve: GM publish the names of all nominees for Director along with a 20 word goals statement (if they wish to state one) in the Notice of Annual Meeting. Revise the corporate Proxy statement to inclued all nominees. GM to publish the election results with the # shares voted for each nominee.

Reason The Directors have not stopped the market share decline. The shareholders need a method to make changes without having to sell their stock.
[*7]
Mary Ashley Lauve

2000 SEC No-Act. LEXIS 35

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

January 18, 2000

CORE TERMS: shareholder, nominee, proxy, election, candidate, omit, stockholder, board of directors, intends, nominate, requisite, omission, withhold, holders, oppose, bylaw, urge, biographical, respectfully, outstanding, photographs, nomination, conducting, misleading, attachment, contested, incumbent, effective, ballot, sketches

[*1] The Back & Decker Corporation

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 18, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Black & Decker Corporation
Incoming letter dated December 13, 1999

The proposal urges Black & Decker to take all necessary steps to ensure that, if holders of at least three percent of Black & Decker's common stock nominate candidates for the board of directors, Black & Decker will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Black & Decker's nominees.

There appears to be some basis for your view that Black & Decker may exclude the proposal under rule 14a-8(i)(8) as relating to an election of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Black & Decker omits the [*2] proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position we have not found it necessary to address the alternative basis for omission upon which Black & Decker relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: LAW OFFICES

MILES & STOCKBRIDGE P.C.

10 LIGHT STREET

BALTIMORE, MARYLAND 21202-1487

TELEPHONE 410-727-6464

FAX 410-385-3700

Writer's Direct Dial

(410) 385-3532

December 13, 1999

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington. DC 20549

Re: The Black & Decker Corporation
(Commission File No.: 1-1553)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Black & Decker Corporation, a Maryland corporation, pursuant to Rule 14a-8(j) promulgated by the SEC under the Securities Exchange Act of 1934. For the reasons stated below. Black & Decker intends to omit from the proxy materials to be distributed in connection with its 2000 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Bartlett C. Naylor in a letter dated October 13, 1999, a copy of which is attached. [*3] By a copy of this letter, Black & Decker is notifying Mr. Naylor of its intention.

The Proposal

A copy of the entire Proposal is attached, but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

> Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote or withhold support from these nominees as is provided for the company's nominees.

Statement of Reasons for Omission

Black & Decker intends to omit the Proposal because (a) the Proposal relates to an election for membership on Black & Decker's board of directors and, therefore, may be omitted under Rule 14a-8(i)(8): and (b) the Proposal and the Supporting Statement may be omitted under Rule 14a-8(i)(3) [*4] because they contain materially false or misleading statements and are contrary to the SEC's proxy rules.

Supporting Argument

A. Rule 14a-8(i)(8) - Relating to the Election of Directors.

Rule 14a-8(i)(8) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal relates to an election for membership on the company's board of directors." The Staff has consistently determined that shareholder proposals requiring a company to include shareholder nominees in the company's proxy materials are not a proper subject for the shareholder proposal process. In *Storage Technology Corp.* (March 11, 1998), the Staff concurred in the omission pursuant to Rule 14a-8(c)(8)(the predecessor to Rule 14a-8(i)(8)) of a proposal that the nominees by stockholders who owned a combined minimum of 3,000 shares of the company's common stock be presented in the company's proxy materials. Similarly, in *BellSouth Corp.* (February 4, 1998), the Staff concurred in the omission of a proposal recommending a bylaw amendment requiring a person nominated by shareholders to be included in the company's proxy statement and included on the company ballot, even [*5] if the company's board of directors recommended a vote against that person. In both responses, the Staff noted that the proposal "would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11." When responding in other instances, the Staff has noted that the SEC has indicated that the "principle purpose of [Rule 14a-8(i)(8)] is to make clear with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns ... since other proxy rules, including Rule 14a-11, are applicable thereto." (quoting Securities Exchange Act Release No. 12598 (July 7. 1976)). See *Unocal Corporation* (February 6. 1990) (proposal relating to an amendment to the company's bylaws allowing any shareholder who owns or controls at least 125,000 shares to present for election one or more nominees for directors excludable because it relates to an election of directors) and *Unocal Corporation* (February 8, 1991) (proposal relating to an amendment to the company's bylaws allowing any shareholder to present for election nominees for a director with those nominees included in the company's proxy materials [*6] excludable because it relates to an election of directors).

The Proposal contemplates a procedure that, if implemented, would result in the contested election of directors because Black & Decker would be required to include in its proxy materials nominees not supported by its board of directors. In the Supporting Statement, Mr. Naylor argues that "shareholders who oppose a candidate" require a new procedure that would "create competition for seats on the Board" and states that "competitive elections are regarded as healthy and important in most arenas, and ... the same can be said about choosing corporate directors." These statements reflect Mr. Naylor's principal purpose of laying the groundwork for conducting contested elections of directors in the future. As stated by the SEC and recognized by the Staff, the shareholder proposal process is not the proper means for conducting election contests, which are matters more appropriately addressed under Rule 14a-11. Accordingly. Black & Decker respectfully requests that the Staff concur in its opinion that the Proposal may be omitted pursuant to Rule 14a-8(i)(8).

B. Rule 14a-8(i)(3) - False and Misleading Statements/Contrary to SEC's [*7] Proxy Rules.

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the commission's proxy rules, including Rule 14a-9. which prohibits materially false and misleading statements in proxy soliciting materials." Black & Decker believes that the Proposal and Supporting Statement contain the following false or misleading statements:

1. In the second paragraph of the Supporting Statement. Mr. Naylor states that "shareholders have no choice in most director elections" and "shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the Board." Contrary to these assertions, Black & Decker's bylaws contain a procedure in which any stockholder may nominate a person for election as a director, provided the stockholder complies with certain notice provisions. Black & Decker's proxy statement always includes a detailed description of this process. Accordingly, Black & Decker intends to omit these statements from the Supporting Statement.

2. The last sentence of the first paragraph of the Supporting Statement [*8] states that the only way a shareholder "may register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections." This statement implies that the process governing the election of directors contained in the SEC's proxy rules is not effective. Whether this process is effective is a subject of significant disagreement. Accordingly, Black & Decker intends to omit this statement unless Mr. Naylor revises the Supporting Statement to indicate that the statement is his opinion.

3. In the fourth paragraph of the Supporting Statement, Mr. Naylor states that "... only in certain countries disparaged for their governance deficiencies do ballots exclude all but the incumbent administration's nominees." As discussed above, Black & Decker's stockholders have the ability

to nominate persons for election as directors. Accordingly, Black & Decker intends to omit this paragraph.

4. In the first sentence of the fifth paragraph, Mr. Naylor states that Black & Decker "should make it easier for shareholders to have a choice when they elect directors." This statement implies that the Proposal presents an easier method [*9] by which Black & Decker's stockholders would elect directors. The Supporting Statement, however, fails to discuss any mechanism with respect to stockholders' nominations for directors. For example, the Supporting Statement does not discuss the interaction between the Proposal and Rule 14a-11, which sets forth the procedure to be followed by stockholders when submitting a slate of directors in opposition to management. Accordingly, Black & Decker intends to omit this statement.

5. In the sixth paragraph of the Supporting Statement, Mr. Naylor states that the Proposal "balances the interests of management and shareholders." The Proposal, however, only affects those stockholders who own more than 3% of Black & Decker's outstanding stock. Therefore, the Proposal has little effect on the majority of those stockholders who own less than 3% of Black & Decker's outstanding common stock. Accordingly, Black & Decker intends to omit this statement.

Rule 14a-8(i)(3) also allows a company to omit a shareholder proposal that is contrary to the SEC's proxy rules. As discussed above, the Proposal is contrary to the policy of Rule 14a-11, which requires the disclosure regarding nominations for the [*10] board of directors in opposition to management to stand apart from a company's general proxy materials. Accordingly. Black & Decker respectfully requests that the Staff concur in its opinion that the Proposal may be omitted pursuant to Rule 14a-8(i)(3).

Conclusion and Request

For all of the reasons set forth above, Black & Decker respectfully requests that the Staff concur in Black & Decker's view that the Proposal may be omitted from the proxy materials to be distributed in connection with its 2000 Annual Meeting of Stockholders and will not recommend enforcement action if Black & Decker omits the Proposal from those proxy materials. If the Staff does not concur with Black & Decker's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments are enclosed. If the Staff desires further information or has any questions concerning this letter, please call me at (410) 385-3532.

Sincerely,

Christopher R. Johnson

ATTACHMENT 1

Oct. 13, 1999

Barbara Lucas
Secretary
Black & Decker Corp.
701 East Joppa [*11] Rd.
Towson, Md. 21286

Dear Secretary.

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I own the requisite value in shares: have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; plan to continue ownership of the requisite value through the time of the annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington. Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely

Bartlett Naylor

ATTACHMENT 2

Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and [*12] afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees.

Supporting statement;

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company's practice is to nominate only one candidate for each board seat, thus leaving shareholders no choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections.

The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems.

Indeed, only in certain countries disparaged for [*13] their governance deficiencies do ballots exclude all but the incumbent administration's nominees.

Our company should make it easier for shareholders to have a choice when they elect directors. Competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors. An open process could create competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified to serve on the board.

This proposal balances the interests of management and shareholders. To the extent that the company believes that its nominees are the best candidates, the company will have an opportunity to make their case to the shareholders. And if the incumbent directors are doing their job properly, we think it is unlikely that a challenger will emerge. As an added precaution, the proposal contains a safeguard against nuisance candidates by requiring nominees to garner support from the holders of three percent of outstanding shares. In our view, such a threshold shoud assure that serious board candidates are presented to the shareholders, who can then make their own choice [*14] about what type of leadership they want for our board.

We urge you to vote FOR this proposal.

2000 SEC No-Act. LEXIS 36

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

January 18, 2000

CORE TERMS: nominee, candidate, shareholder, election, proxy, stockholder, board of directors, nominate, Exchange Act, holders, outstanding, requisite, recommend, shares of common stock, biographical, photographs, sketches, oppose, urge, annual meeting, enforcement action, proxy statement, qualification, respectfully, solicitation, nomination, contested, incumbent, ownership, register

[*1] Newmont Mining Corporation

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 18, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 2, 1999

The proposal urges Newmont to take all necessary steps to ensure that, if holders of at least three percent of Newmont's common stock nominate candidates for the board of directors, Newmont will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Newmont's nominees.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(8) as relating to an election of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement often to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

[*2]

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: NEWMONT MINING CORPORATION

ONE NORWEST CENTER

1700 LINCOLN STREET

DENVER, COLORADO 80203

(303) 863-7414

December 2, 1999

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Newmont Mining Corporation.
SEC File No. 1-1153
Filing Pursuant to Rule 14a-8(j)
Stockholder Proposal

Ladies and Gentlemen:

On behalf of Newmont Mining Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am filing six paper copies of this letter and a proposal in the form of a proposed stockholder resolution and supporting statement (the "Proposal") submitted by Bartlett Naylor (the "Proponent"). One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent.

The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in its proxy statement and form of proxy for its 2000 Annual Meeting of Stockholders (the "Proxy Materials") [*3] pursuant to Rule 14a-8(i)(8) under the

Exchange Act because the Proposal is related to an election to office.

It is respectfully requested that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for its 2000 Annual Meeting with the Commission on or about March 31, 2000.

Description of the Proposal

On October 18, 1999, the Company received via regular U.S. mail the enclosed letter dated October 13, 1999 from the Proponent transmitting the Proposal. The Proposal is in the form of a resolution urging the company to ensure that if holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, information on those candidates will appear in the Company's proxy materials.

Grounds for Omission under Rule 14a-8(i)(8)

The Proposal should be omitted pursuant to Rule 14a-8(i)(8) under the Exchange Act, which permits exclusion of a proposal if it relates to an election for membership on a company's board of directors or analogous governing body.

The Proposal requires [*4] that the Company ensure that holders of at least three percent of the outstanding shares of common stock be able to nominate candidates for the board of directors, as well as to include the names, biographical sketches and photographs of such candidates in the company's proxy materials. The Proposal's clear intent, as stated therein, is to provide stockholders with a means to "oppose" and "register dissent" against nominees set forth by the Company.

The Company believes that the Proposal clearly conflicts with the provisions of Rule 14a-11 under the Exchange Act, which sets forth specific provisions regarding election contests and the solicitation of proxies by those opposing the election of certain directors. Rule 14a-11 provides such persons with access to the Company's stockholders for the purposes of such solicitation. Proponent's Proposal, which would allow stockholders to directly nominate opposition candidates in the Company's Proxy Materials, is contrary to Rule 14-11.

Supporting the Company's view, the Staff has long expressed the general view that "Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." Proxy Rules, [*5] Grounds for Omission, Exchange Act Release No. 34-12598, [1976-1977 Transfer Binder] Fed. Sec. L. Rep.(CCH) P 80,634 (July 7, 1976). The Staff has repeatedly indicated that proposals that permit stockholders to include in a registrant's proxy material their own nominees for election as director may be excluded pursuant to Rule 14a-8(i)(8) (as amended). In *Storage Technology Corp.,* SEC No-Action Letter (March 11, 1998), the Staff stated that a proposal:

which recommends that this company's board of directors take the necessary steps to amend the company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the company's shares, may be omitted - from the company's proxy material under rule 14a-8(c)(8) [now 14a-8(i)(8) under the Exchange Act].

In reaching its conclusion in *Storage Technology Corp.,* the Staff stated that the proposal "rather than establishing procedures for nomination or qualifications generally, would establish a procedure that may result in contested elections of directors, which is a matter more [*6] appropriately addressed under rule 14a-11." The Proposal in our case is substantively equivalent to the proposal omitted in *Storage Technology Corp.*

In addition, the Proposal is analogous to the proposal firmly rejected by the Staff in *Thermo Electron Corporation.* SEC No-Action Letter (March 22, 1990), .*Symetrics Industries, Inc.,* SEC No-Action Letter (April 28, 1989), and Consolidated Edison Company of New York, *Inc.,* SEC No-Action Letter (February 27, 1989), where the Staff reached similar conclusions that a stockholder proposal seeking to permit stockholders to submit director nominees for inclusion in the company's proxy materials may be excluded by a company under Rule 14a-8 as such matters are better dealt with under Rule 14a-11.

Conclusion

For the reasons set forth above, the Company respectfully requests the Staff to advise the Company at its earliest convenience that it will not recommend enforcement action if the above referenced Proposal is omitted from its 2000 Proxy Materials.

Very truly yours,

Timothy J. Schmitt
Vice President and Secretary

ATTACHMENT 1

Oct. 13, 1999

Timothy Schmitt
Office of the Corporate Secretary
Newmont Mining [*7] Co.
1700 Lincoln St.
Denver, Colo.
80203

Dear Secretary,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I own the requisite value in shares; have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; plan to continue ownership of the requisite value through the time of the annual meeting: and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely

Bart Naylor

ATTACHMENT 2

Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its [*8] proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees.

Supporting statement;

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company's practice is to nominate only one candidate for each board seat, thus leaving shareholders no choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely never affects the outcome of director elections.

The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems.

Indeed, only in certain countries [*9] disparaged for their governance deficiencies do ballots exclude all but the incumbent administration's nominees.

Our company should make it easier for shareholders to have a choice when they elect directors. Competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors. An open process could create competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified to serve on the board.

This proposal balances the interests of management and shareholders. To the extent that the company believes that its nominees are the best candidates, the company will have an opportunity to make their case to the shareholders. And if the incumbent directors are doing their job properly, we think it is unlikely that a challenger will emerge. As an added precaution, the proposal contains a safeguard against nuisance candidates by requiring nominees to garner support from the holders of three percent of outstanding shares. In our view, such a threshold shoud assure that serious board candidates are presented to the shareholders, who can then make [*10] their own choice about what type of leadership they want for our board.

We urge you to vote FOR this proposal.

KENT AND ALYSIA KRUEGER
4436 EAST LE-MARCHE AVENUE
PHOENIX, ARIZONA 85032
Phone (602) (602) 971-1494
E-MAIL ALYSIA_KRUEGER@HOTMAIL.COM

February 10, 2002

Office of the Chief Counsel
Division o Corporate Finance'
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Reference a) Kent & Alysia Krueger Stockholder Proposal submitted on Nov. 30, 2001 for Voting at Storage Technology 2002 Annual Meeting

b) Letter Storage Technology Jan. 23, 2002 to the SEC "Request for No Action Letter Regarding their 2002 Stockholder Proposal"

We are writing to you in accordance with **Rule 14a-8(k)** which permits us to respond to StorageTek's intention to omit our stockholder's proposal, Reference (a), from their 2002 proxy material. We respectfully request that the staff of the Division of Corporation Finance ("Staff") of the SEC will confirm that it will deny StorageTek's request for a "No Action Letter" if StorageTek were to exclude from its Proxy Material our Stockholder's proposal.

Enclosed you will find seven (7) copies of this letter, including all documents incorporated herein by reference or otherwise refer to herein, one copy to be date stamped and returned to us in the enclosed stamped address envelope. We are at the same time sending a copy of our response to the StorageTek

OUR OPPOSITION TO STORAGETEK'S ARGUMENT IN SUPPORT OF EXCLUDING OUR PROPOSAL

1) We would like to know who has more of a right to nominate an individual to serve as a member of the Board of Directors an individual stockholder or its management?

2) Which slate of nominees for board membership has more of a right to have their nominates names listed in StorageTek's Proxy Statement and voting ballots:

1) Stockholder nominees?
2) Board of Director's Nominating committee's nominees?

It is our understanding that Storage Technology Corporation belongs to the stockholders and not to management. For management to insist that only the candidates nominated by its Nominating Committee are entitled to have their names listed as candidates in StorageTek's Proxy statement and on its voting ballot is an insult to the democratic .election process It is further to be indicated that StorageTek spends over a $100,000.00 each year of **stockholder's money** to solicit proxies relating to the election of Board of Directors and to refuse to include any candidates nominated by stockholders for election to the board would make a mockery of the democratic election process. **The passing of our stockholders' proposal by the stockholders would clearly eliminate this abuse by StorageTek's management, assuming that the staff denies managements request for a "No Action letter."**

StorageTek claims that our proposal rather than establish procedures for nomination of candidates it would establish a procedure that may result in a contested election of directors and therefore it can be excluded from their proxy material.

Any true election is a contest between candidates. For the past 12 years the only candidates listed in StorageTek's proxy statements and voting ballots was the slate of candidates that were nominated by the board's Nominating Committee. This slate contained the exact same number of candidates equal to the number of board vacancies to be filled. Directors are elected by a plurality of the votes cast. The number of persons who receive the highest number of "FOR" votes will then be elected. Since the number of candidates nominated by the boards Nominating Committee has always been equal to the number of vacancies and there are no other candidates nominated by stockholders listed on the ballot the election of the slate of candidates nominated by the Nominating Committee is a certainty.

Blacks law dictionary defines an election as follows:

> **"The act of choosing or selecting one or more from a greater number of persons, things courses, or rights. The choice of an alternative**.

Since the results of StorageTek's Board of Directors election are predictable there really is no election it an appointment. The purpose of our proposal is provide the stockholder with a choice of candidates seeking election to the Board. At the present time no candidate that is nominated by a stockholder, as specified by StorageTek's bylaws, is able to have his or her name on StorageTek's voting ballot that is sent to the stockholder prior to the Annual Meeting. There is at present no mechanism where Storagetek is required to include other candidates nominated by stockholders to have their name included as candidates along with the Nominating Committee's slate of candidates in the StorageTek's proxy statement and the voting ballot.. If our stockholder proposal is passed the stockholders would then have a choice of candidates and be able to make a fully informed selection.. This would then result in a true election of board members.

StorageTek claims that our proposal can be excluded pursuant to Rule 14a-8(i)(8) because it relates to an election to office. StorageTek has completely misinterpreted the purpose of our proposal. **Our proposal does not deal with the election process. It deals with the nomination process as specified in Article III Section #2 of StorageTek's. Bylaws.** If our proposal was approved by the stockholder StorageTek would then be required to amend Article III Section #2 similar to this::

> "Management would be required to include all names and biographical information for all candidates properly nominated by stockholders and its Nominating committee in StorageTek's proxy statement and furthermore to include the names on StorageTek's voting ballot."2

OUR STOCK HOLDER PROPOSAL

"It is hereby requested that the Board of Directors adopt a resolution amending that part of Article III Section #2 of StorageTek' By-laws to require management to include each candidates name nominated by a stockholder in their Proxy

Statement and Voting ballot.

The maximum number of candidates nominated by the stockholders to be included in the Proxy Statement and voting ballot shall not exceed the total number of Board vacancies being filled. If the number of stockholder nominated candidates exceeds this limit then those candidates nominated by the largest holders of StorageTek stock and equal to the number of vacancies will then have their names included in StorageTek's Proxy Statement and Voting Ballot as candidates for the Board of Directors.

The stockholders will then have the opportunity to vote for candidates other than those nominated by the Board of Directors Nominating Committee."

The purpose of this proposal if passed by the stockholders will be:

1) To inform the stockholders that other individuals for board membership have been nominated by stockholders;

2) This in turn would enable the stockholder to make an informed decision as to the qualifications of each of the candidates.

3) Most important this would permit all stockholders the opportunity to vote for other candidates for board membership that were not nominated by management prior to the Annual Meeting via the use of proxy voting ballot.

At the present time the only candidates names that appear on the voting ballot are the candidates nominated by the Board of Directors' Nominating Committee.. Article III Section #2 of StorageTek's Bylaws titled "Nomination, Tenure, Qualifications and Nomination" states:

"Only persons who are nominated in accordance with the procedures set forth in this **Section 2 of Article III** shall be eligible for election as director. Nomination of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this **Section 2 of Article III**, Such nominations, other than those made by or at the direction of the board of Directors, shall be made pursuant to timely notice in writing to the secretary of the corporation. To be timely, a stockholders' notice shall be delivered to or mailed and received at the principal executive office of the corporation not less than 60 days nor more than90 days prior to the meeting, provided, however, in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders to be timely must be so received not than the close of business on the 10th day following the day on which such notice of the date was mailed or such disclosure was made.

At the present time it makes no sense to have stockholders nominate candidates to the board and then allow StorageTek to refuse to inform the stockholders that there are other candidates that have been nominated other than those nominated by the Nominating Committee of the board of Directors. In effect this procedure disenfranchises all of StorageTek's stockholders in the election of the Board of Directors

WHY IT IS REQUIRED TO HAVE STOCKHOLDER NOMINEE'S NAME ON STORAGETEK'S VOTING BALLOTS?

Dr. Seymour Licht, ("Dr. Licht") another stockholder of StorageTek submitted a stockholder proposal that was voted on at the 2001 Annual meeting provided us with the following voting results of his stockholder proposal

VOTE RESULTS ON A STOCKHOLDER PROPOSAL TO PERMIT CUMULATIVE VOTING FOR ELECTION OF BOARD MEMBERS AT THE 2001 ANNUAL MEETING

	VOTED FOR	VOTED AGAINST
PRIOR TO THE MEETING	34,986,963	40,010,367
AFTER THE MEETING	35,039,487	40,010,267

It is to be noted that 52,524 additional shares voted **for** the proposal at the Annual Meeting and 100 shares changed their vote from rejection of the proposal to accepting the proposal. Dr. Licht further informed us that he voted 43,786 shares for his proposal **at** the meeting.. Hence 8,738 additional shares not owned by Dr. Licht voted for Dr. Licht's proposal at the 2001Annual Meeting. This means that 0.2% of the shares that voted on the proposal voted at the 2001 Annual Meeting.

The conclusion is that approximately 99% of the shares that voted for or against Dr. Licht's stockholder proposal voted prior to the meeting via the company's proxy statement. If any candidate that is nominated by a stockholder does not have his or her name on StorageTek's Proxy statement and voting ballot it is impossible that he or she can obtain sufficient votes at the Annual Meeting to be elected to the Board of Directors.

The conclusion from the above voting results are that any candidate nominated by a stockholder at the Annual Meeting from the floor is meaningless since over 99% of the voting has already been voted by mail in ballots. Because of this fact if StorageTek is to have a fair election of directors the names of all candidates properly nominated by stockholders must be disclosed to the stockholders at the same time that management informs the stockholders of the slate of candidates that its Nominating Committee has recommended. This means that the voting ballot sent to the stockholders with StorageTek's proxy statement must include all candidates names properly nominated for directors positions. Withholding the names of the candidates nominated by stockholders until the Annual Meeting is the boards method of insuring that the boards slate of candidates will be elected.

On page #2 ¶ #1 StorageTek states:

> "The proponents intend to circumvent, through the stockholder proposal process, conducting a Rule 14(a)-12(c) proxy contest, as made clear by their assertion that "at the present time the only way that the name of an individual nominated as a candidate by a stockholder can be submitted for voting by the stockholder is for the candidate/ stockholder to print up separate proxy statement/ voting ballot and send the material to all of the stockholders."

If our above statement is not true then StorageTek has failed to inform the Staff how does a candidate nominated by a stockholder is to get his name on a ballot and that ballot be sent to all of the stockholders unless he himself pays for the printing and distribution.. At the present time management has refused to include stockholder nominees names in their Proxy Material sent to the stockholders. Furthermore StorageTek did not deny that it costs StorageTek over a $100,000.00 to send Proxy Statements and voting ballots to all of its share holders for the 2001 Annual Meeting and it is reasonable that any candidate other than those nominated by the Board's Nominating Committee would also have to spend over a $100,000.00,.

Our proposal if the staff will require StorageTek to include it in their 2002 Proxy Statement and if the stockholders then approve it would require StorageTek's management to amend its bylaws, specifically **Article III** titled "Board of Directors" to state that any individual nominated by a stockholder name will appear in StorageTek's Proxy statement and it voting ballot. However, the number of candidates nominated by stockholders will be limited to the number of board vacancies to be filed at said election.

On page #3 ¶ #3 StorageTek has informed the Staff that a previous proposal was made by another stockholder in 1998 that would require that StorageTek to include in its proxy statement a list of shareholder nominees for the board, each selected by at least three stockholders holding a certain number of shares. The staff indicated that it would not recommend enforcement action if the Company excluded the Prior Proposal in reliance upon Rule 14a-8(c)(8) . The staff stated that the Prior Proposal:

> "Rather than establishing procedure that may result in contested elections of directors, which is a matter more appropriately addresses under [then-existing] rule 14a-11"

There is no doubt that our present proposal deals with the mechanism of how stockholder nominees to the board would be presented to the stockholders for voting. If there are no opposing nominated candidates other than those nominated by the board's Nominating Committee there would be no election. The Nominating Committee's slate of candidates would be elected by default.. If this statement is true, then StorageTek should be required to change the title of Proposal #1 on its 2002 Proxy Statement from **"ELECTION OF BOARD OF DIRECTORS'** to **"MANAGEMENTS APPOINTMENT OF BOARD OF DIRECTOR MEMBERS.**

The previous staff rulings regarding similar proposals made by stockholders of General Motors Corporation, Black & Decker Company and Newmont Mining Corporation granted each corporations request for a "No Action Letter" stating:

> "It appears that the proposal, rather than establishing procedure for nomination or qualification generally, would establish a procedure that may result in contested election of directors."

It is crystal clear that our proposal if approved by the stockholders would set up the procedure where a list of individuals nominated for election to the Board of Directors would have their names included in StorageTek's Proxy Statement and voting ballot that would then be sent to all stockholders. The election would then occur at the Annual Meeting and have nothing to do with the nomination process.

Lastly it is to be noted if for some reason the board's Nominating Committee were to fail to nominate a slate of candidates and unless the stockholders are permitted to nominate candidates and management is required to include the stockholders list of candidates in StorageTek's Proxy Statement, StorageTek's Proxy Statement would be void of any candidates for the Board of Directors.

CONCLUSION

Blacks Law Dictionary defines the word **"ELECTION"** as follows:

> **"The act of choosing one or more from a greater number of persons, things, courses, or rights. The choice of an alternative."**

Blacks Law dictionary defines the word **"NOMINATION"** as follows:

> **"The act of suggesting or proposing a person by name as a candidate."**

Finally Blacks Law Dictionary defines the word **"NOMINEE"** as follows:

> **"One who has been nominated or proposed for an office."**

Based upon the above definitions to have an election there must first be a choice of candidates who then become the "Nominees" for board membership whose names are then submitted to the stockholders for voting. If there is no choice of candidates for Board of Directors as in the case of StorageTek's past Annual Meeting, you do not have an election, you have an appointment to office. In order for the voters to have a choice of candidates you must have a nomination process at which time those individuals who were properly nominated names would be presented to the voters and the candidates that receive a majority of the votes for each position to be filed are elected.

Our proposal deals with the nomination of the candidates for Board of Directors, not the election of Directors. **There is no contest in the nomination process.** If the Staff denies StorageTek's request for a "No Action Letter", our proposal would then be submitted to the stockholders which in itself is an election process where the voters choice to approve or disapprove. Furthermore if approved by the stockholders StorageTek's management would be required to include in its Proxy Statement and voting ballots the names of **all** candidates properly nominated by the stockholders and the Board of Directors. The stockholders would then cast their vote for as many candidates as there are vacancies and the number of votes cast for each candidate will be equal to the number of shares owned by the individual stockholder voting.

Based upon the above if the stockholders of StorageTek are to be permitted to vote for the members of the Board of Directors, it is mandatory that our proposal be submitted to the stockholders for a vote. In order for this to happen the staff must reject StorageTek's request for a "No Action Letter."

If the Staff insists on agreeing with StorageTek that our stockholders' proposal if were presented to the stockholders for a vote and approved would establish a procedure that may result in a contested election of directors then what the Staff is saying is that there is no way that the stockholders of StorageTek can change the Corporation's Bylaws regarding the nomination process of how candidates for the Board of Directors are nominated. This would truly be a sad day in that the Staff's ruling would make the stockholders of StorageTek's vote for Board of Directors Members to continue to be a mockery of the voting process.

Our proposal deals with the nomination procedure for candidates to the board. As stated in Article III Section #2 of StorageTek's bylaws:

> **"Only persons who are nominated in accordance with the procedures set forth in Section 2 Article III shall be eligible for election as director."**

This is not an election process there is no changing procedure for nomination of an individual hence can not result in a contested election. The Staff therefore should deny StorageTek's request fort a "No Action Letter".

KENT KRUEGER

ALYSIA KRUEGER

c.c. Donald H. Kronenberg, Esq.
Senior Securities Counsel
Storage Technology Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Storage Technology Corporation
Incoming letter dated January 23, 2002

The proposal requests that StorageTek amend its by-laws to require inclusion in its proxy materials of the name of each candidate nominated by a stockholder.

There appears to be some basis for your view that StorageTek may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if StorageTek omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Grace K. Lee
Attorney-Advisor